SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                        For April 6, 2002 - May 31, 2002



             CARDIOME PHARMA CORP (formerly NORTRAN PHARMACEUTICALS)
             -------------------------------------------------------
                 (Translation of Registrant's name into English)


                               3650 Wesbrook Mall
             -------------------------------------------------------
                    (Address of principal executive offices)


                  Vancouver, British Columbia, V6S 2L2,  CANADA
             -------------------------------------------------------



                     CIK # 0001036141     FILE NO. 0-29338
             -------------------------------------------------------



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

                        Form 20-F   [X]          Form 40-F   [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

                        Yes         [X]          No          [ ]

                                     FORM 6-K
                                 TABLE OF CONTENTS

                          For April 6, 2002 - May 31, 2002

                               CARDIOME PHARMA CORP.
                    (formerly NORTRAN PHARMACEUTICALS INC.)

                      File No. 0-29338, CIK # 0001036141

Exhibit 1    Notice of Meeting

Exhibit 2    Management Proxy and Information Circular

Exhibit 3    Annual Return Card Form

Exhibit 4    Form of Proxy

Exhibit 5    Annual Report

Exhibit 6    Audited Annual Financial Statements

Exhibit 7 Management Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 8 Confirmation of Mailing and Certificate re Dissemination to Intermediaries

Exhibit 9 Confirmation of Mailing and Certificate re Dissemination to Registered Members

Exhibit 10   Undertaking to provide disclosure documents

Exhibit 11   Interim Financial Statements for Quarter Ended February 28, 2002

Exhibit 12   Confirmation of Mailing

Exhibit 13   Press Release - May 3, 2002 (First Quarterly Financial Results)

Exhibit 14   Material Change Form - First Quarterly Financial Results

Exhibit 15 Press Release - May 13, 2002 (Pre-Clinical Study of RSD1235 reported at NASPE Conference)

Exhibit 16   Press Release - May 16, 2002 (Acquisition of Clinical Data)

Exhibit 17   Material Change Form - Acquisition of Clinical Data

Exhibit 18   Qualifying Issuer Certificate

Exhibit 19   Press Release - May 27, 2002 (Completion of Annual General
             Meeting)

Exhibit 20   Material Change Form - Completion of Annual General Meeting

Exhibit 21   Press Release - May 28, 2002 (Appointment of Executive
             Vice-President)

Exhibit 22   Material Change Form - Appointment of Executive Vice-President

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                          CARDIOME PHARMA CORP.
                                          --------------------------------------
                                          (REGISTRANT)


Date: June 20, 2002

                                                     /s/ Christina Yip
                                          --------------------------------------
                                                                   Christina Yip
                                                         Chief Financial Officer

                                                                       Exhibit 1

                            CARDIOME PHARMA CORP.

                 NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the "Meeting") of the shareholders of Cardiome Pharma Corp. (the "Company") will be held at The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday, May 27, 2002 at the hour of 11:00 a.m., Vancouver time, for the following purposes:

1. to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the directors to fix the remuneration of the auditor;

2.   to elect directors of the Company;

3. to consider and, if thought fit, pass an ordinary resolution approving amendments to the 2001 Incentive Stock Option Plan of the Company;

4. to consider, and if thought fit, pass a special resolution approving the creation of a class of preferred shares issuable in series;

5. to consider and, if thought fit, pass an ordinary resolution approving the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing May 27, 2002 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 25% and up to 50% of the Company's issued and outstanding shares (on a non-diluted basis) as of the date of the Management Proxy Circular, subject to regulatory approval; and

6. to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

DATED at Vancouver, British Columbia as of the 17th day of April, 2002.

By Order of the Board of Directors of

CARDIOME PHARMA CORP.

/s/ Robert W. Rieder

Robert W. Rieder,
President and Chief Executive Officer

                                                                       Exhibit 2

                              CARDIOME PHARMA CORP.

2002

ANNUAL              Notice of Annual and Special General Meeting of Shareholders

AND                 Management Proxy Circular

SPECIAL

GENERAL

MEETING














Place:              The Four Seasons Hotel
                    791 West Georgia Street
                    Vancouver, BC V6C 2T4
                    Telephone: (604) 689-9333

Time:               11:00 a.m. (Vancouver time)

Date:               Monday, May 27, 2002

                              CARDIOME PHARMA CORP.

CORPORATE DATA      Head Office
                    -----------

                    3650 Wesbrook Mall
                    Vancouver, BC V6S 2L2
                    Telephone: (604) 222-5577
                    Facsimile: (604) 222-6617
                    Web:  www.cardiome.com

                    Directors & Officers
                    --------------------

                    Mark Rogers, M.D., M.B.A., Chairman of the Board & Director Robert W. Rieder, M.B.A., President, Chief Executive Officer
                     & Director
                    Alan M. Ezrin, Ph.D., Chief Scientific Officer & Director Michael J.A. Walker, Ph.D., Director
                    Kim Sun Oh, C.P.A., Director
                    Elizabeth Rogers, M.D., Director
                    Fred Mermelstein, Ph.D., Director
                    Myron Weisfeldt, M.D., Director
                    Ralph Snyderman, M.D., Director
                    Gregory N. Beatch, Ph.D., Vice-President, External
                     Scientific Affairs
                    Christina Yip, C.M.A., Chief Financial Officer, Corporate
                     Secretary and Director of Finance & Administration

                    Registrar & Transfer Agent
                    --------------------------

                    Pacific Corporate Trust Company
                    10th Floor, 625 Howe Street
                    Vancouver, BC V6C 3B8

                    Legal Counsel
                    -------------

                    Catalyst Corporate Finance Lawyers
                    Suite 1400, 1055 West Hastings Street
                    Vancouver, BC V6E 2E9

                    Auditors
                    --------

                    Ernst & Young LLP, Chartered Accountants
                    700 West Georgia Street
                    Vancouver, BC V7Y 1C7

                    Listing
                    -------
                    The Toronto Stock Exchange     Symbol: COM
                    NASD OTC BB                    Symbol: COMRF

                              CARDIOME PHARMA CORP.

                  NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the "Meeting") of the shareholders of Cardiome Pharma Corp. (the "Company") will be held at The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday, May 27, 2002 at the hour of 11:00 a.m., Vancouver time, for the following purposes:

1. to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the directors to fix the remuneration of the auditor;

2.   to elect directors of the Company;

3. to consider and, if thought fit, pass an ordinary resolution approving amendments to the 2001 Incentive Stock Option Plan of the Company;

4. to consider, and if thought fit, pass a special resolution approving the creation of a class of preferred shares issuable in series;

5. to consider and, if thought fit, pass an ordinary resolution approving the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing May 27, 2002 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 25% and up to 50% of the Company's issued and outstanding shares (on a non-diluted basis) as of the date of the Management Proxy Circular, subject to regulatory approval; and

6. to consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

DATED at Vancouver, British Columbia as of the 17th day of April, 2002.

By Order of the Board of Directors of

CARDIOME PHARMA CORP.


/s/ Robert W. Rieder

Robert W. Rieder,
President and Chief Executive Officer

                              CARDIOME PHARMA CORP.

                            MANAGEMENT PROXY CIRCULAR

Except as otherwise indicated, the information contained herein is given as of April 17, 2002 and reflects the four-to-one share consolidation completed on March 8, 2002. All dollar amounts set forth herein are expressed in Canadian dollars.

                        MANAGEMENT SOLICITATION OF PROXIES
                        ----------------------------------

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Cardiome Pharma Corp. (the "Company") for use at the annual and special general meeting (the "Meeting") of the shareholders of the Company to be held at The Four Seasons Hotel, Vancouver, British Columbia at the hour of 11:00 a.m. (Vancouver time) on Monday, May 27, 2002 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special General Meeting (the "Notice of Meeting").

                                      PROXIES
                                      -------

Appointment of Proxies
----------------------

The persons named in the enclosed Form of Proxy (the "Proxy") are nominees of the Company's management. A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy. The completed Proxy or other proper form of proxy must be delivered or telefaxed to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (telefax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

Revocation of Proxies
---------------------

A shareholder who has given a Proxy may revoke it at any time before it is exercised by (a) an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and (i) delivered or telefaxed to Catalyst Corporate Finance Lawyers, Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (telefax: (604) 443-7000), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the Proxy is to be used, or (ii) delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or (b) in any other manner permitted by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders
------------------------------------------------------------

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made. If a choice is not so specified, it is intended that the person designated by management in the accompanying Proxy will vote the shares represented by the Proxy in favour of each matter identified on the Proxy.
The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies
-----------------------

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

                VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
                -------------------------------------------

The authorized capital of the Company consists of an unlimited number of common shares ("Common Shares") without par value, of which 28,308,098 Common Shares were issued and outstanding as of April 17, 2002.

Only the holders of Common Shares of record on April 17, 2002 are entitled to vote at the Meeting. At the Meeting, on a show of hands, every shareholder present in person and entitled to vote shall have one vote, and on a poll, every shareholder present in person or represented by Proxy and entitled to vote shall have one vote for each Common Share he or she holds on April 17, 2002.

In order to have a quorum for the Meeting, there must be in attendance at least two shareholders, or two proxyholders representing shareholders, or any combination thereof, holding not less than one-twentieth of the issued Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Company.

                         APPOINTMENT OF AUDITORS
                         -----------------------

Unless instructed otherwise, the persons named in the Proxy will vote for the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors of the Company. Ernst & Young LLP were first appointed auditors of the Company on April 11, 1997.

                          ELECTION OF DIRECTORS
                          ---------------------

Management nominates the nine persons named in the following table for election as directors of the Company. Each nominee currently serves as a director of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles and By-laws of the Company or the Canada Business Corporations Act or he or she becomes disqualified to act as a director.

Management does not contemplate that any of its nominees will be unable to serve as a director but if that should occur for any reason prior to the meeting, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.

The following table sets out the names of the nominees for election as directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date hereof. Unless instructed otherwise, the persons named in the Proxy will vote for the appointment of each nominee named below.

                                                                                                           Common Shares
                                                                                                         Beneficially Owned
                                                                                                           or Over Which
Name, City of Residence and           Principal Occupation or Employment                   Director          Control or
Position with the Company(1)               for Last Five Years(1)                            Since          Direction is
                                                                                                            Exercised(1)
----------------------------          -------------------------------------------     -----------------  ------------------
Mark Rogers, M.D.,                     President, Paramount Capital, Inc., Paramount       2002                   Nil
M.B.A.(2)(3)(4)                        Capital Investments, LLC and Paramount Capital
New Canaan, Connecticut                Asset Management, 1998 to present. Prior to
Director and Chairman of the           that, Senior Vice President of Mergers and
Board                                  Acquisitions of Perkin-Elmer Corporation.

Robert W. Rieder, M.B.A.(2)            President and Chief Executive Officer of            1997                39,900
Vancouver, British Columbia            the Company, April 1997 to present.
Director, President and
Chief Executive Officer

Alan M. Ezrin, Ph.D.(2)                Chief Scientific Officer of the Company,            2001                11,575
Vancouver, British Columbia            January 2001 to present; former acting Chief
Director and Chief Scientific          Executive Officer and then Chief Operating and
Officer                                Scientific Officer, ConjuChem Inc., April 1997
                                       to June 2000.

Michael J.A. Walker, Ph.D.(5)          Professor of Pharmacology, University of British    1992              615,517(6)
Vancouver, British Columbia            Columbia, 1972 to present; Chairman of the Board
Director                               of the Company, January 1996 to March 2002;
                                       acting Chief Executive Officer of the Company,
                                       October 1996 to April 1998.

Kim Sun Oh, C.P.A.(7)                  Group Executive Director, Chemical Company of       1997               27,000(8)
Kuala Lumpur, Malaysia                 Malaysia Group of Companies, November 1994 to
Director                               present.

Elizabeth Rogers, M.D.(4)(5)           President, Bradmer Biotech, May 2001 to present;    2002              454,091
New Canaan, Connecticut                Acting Chief of Staff, VA Connecticut
Director                               Healthsystem, November 1996 to August 2001.

Fred Mermelstein, Ph.D. (3)(4)(7)      Director of Venture Capital, Paramount Capital,     2002              931,085
Upper Montclair, New Jersey            Inc., 1996 to present.
Director

Myron Weisfeldt, M.D. (4)(7)           Chairman, Department of Medicine, Johns Hopkins     2002                  Nil
Ruxton, Maryland                       University, October 2001 to present; Chairman,
Director                               Department of Medicine, Columbia University,
                                       1991 to September 2001.

Ralph Snyderman, M.D.(3)(5)            Chancellor for Health Affairs, Duke University      2002                  Nil
Chapel Hill, North Carolina            Medical Center, 1989 to present.
Director

(1) The information as to city of residence, principal occupation and Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)   Member of the Nomination Committee.
(3)   Member of the Compensation Committee.
(4) These directors are Board nominees of the former shareholders of Paralex, Inc., which was acquired by the Company on March 8, 2002.
(5)   Member of the Corporate Governance Committee.
(6) 612,767 of these Common Shares are held by Magic Bullets Enterprises Ltd. a wholly-owned subsidiary of 554238 B.C. Ltd., of which Dr. Walker is a director, officer and controlling shareholder.
(7)   Member of the Audit Committee.
(8) Mr. Oh is a Board nominee of Chemical Company of Malaysia Berhad, which owns, directly or indirectly, 4.95% of the Common Shares.

                 PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
                 ---------------------------------------------

Amendment to Stock Option Plan
-------------------------------

The Company proposes to amend certain terms of its 2001 Incentive Stock Option Plan (the "Plan"). The Plan was approved by the Board on January 30, 2001 and by the shareholders of the Company on May 28, 2001. The Plan reserved 6,000,000 Common Shares for issuance pursuant to options granted under the Plan. A four-to-one share consolidation completed by the Company on March 8, 2002 resulted in the number of Common Shares reserved under the Plan being adjusted to 1,500,000 (5.3% of the currently issued and outstanding Common Shares).

Since the Plan was established, options to purchase 1,395,938 Common Shares have been granted of which options to purchase 329,375 Common Shares have been forfeited, leaving 433,437 Common Shares available for future grants as of April 17, 2002. Of the options granted, 356,875 have been exercised or forfeited, leaving 1,039,063 Common Shares issuable pursuant to outstanding options as of April 17, 2002.

Subject to regulatory approval, on April 17, 2002, the board of directors of the Company (the "Board") approved amendments to the Plan (the "Amended Plan") under which the maximum number of Common Shares issuable was increased to 5,500,000 (19.4% of the currently issued and outstanding Common Shares), including the 1,039,063 Common Shares reserved for issuance pursuant to outstanding options as of April 17, 2002. The approval of the Amended Plan will result in an additional 4,027,500 Common Shares being available for future option grants.

The Amended Plan is intended to benefit shareholders by increasing the pool of shares under the Company's stock option plan to enable the Company to attract and retain personnel of the highest caliber by offering to them an opportunity to share in any increase in value of the shares resulting from their efforts. The purpose of the Amended Plan is to provide incentive to the Company's employees, officers, directors and consultants responsible for the continued success of the Company.

The Toronto Stock Exchange (the "TSX") has accepted the Amended Plan, subject to shareholder approval. The TSX Rules require that the Amended Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Company requests that the shareholders pass the following resolution approving the Amended Plan:

     "BE IT RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company's amended 2001 Incentive Stock Option Plan, which makes a maximum of 5,500,000 common shares available for issuance thereunder as described in the Management Proxy Circular of the Company dated April 17, 2002, is hereby approved."

A copy of the Amended Plan will be available at the Meeting and will be provided to you upon request to the Secretary of the Company, by telephone: (604) 222-5577, by telefax: (604) 222-6617, by mail: 3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, or by email: cyip@cardiome.com, up to and including the day of the Meeting.

Creation of Class of Preferred Shares Issuable in Series
--------------------------------------------------------

The authorized share capital of the Company presently consists of an unlimited number of Common Shares. To enhance the ability of the Company to secure financing in the future, management of the Company proposes to create a class of preferred shares without par value (the "Preferred Shares") that may be issued in one or more series. The creation of the Preferred Shares will allow the directors to react quickly to market conditions and other factors and create a series of shares without the time and expense involved in calling a special meeting of the shareholders. The rights and restrictions attaching to the Preferred Shares will allow the directors to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attaching to the shares of that series, before the issuance of shares of any particular series.

The following table is a summary of the provisions of the rights and restrictions that will attach to the Preferred Shares.

       Rights and Restrictions                                         Preferred Shares
-------------------------------------------------    ----------------------------------------------------------------------------
1. Creation of Series of Preferred Shares            May be issued at any time in one or more series and hold such special rights and restrictions as the Board determines by resolution.

2. Voting Rights                                     Holder may or may not be provided with the right to receive notice of, be present or vote at any general meeting of the shareholders of the Company, with such number of votes per Preferred Share as set out in the special rights and restrictions.

3. Right to Dividends                                May or may not have a right to receive dividends.

4. Payment of Dividends                              May or may not be paid in priority to the Common Shares.

5. Priority on Liquidation                           May or may not have priority over holders of Common Shares upon distribution of assets.

The full text of the rights and restrictions that will attach to the Preferred Shares is substantially as set out in Schedule "A" attached hereto.

The adoption of a new class of Preferred Shares issuable in series must be approved by not less than two-thirds of the votes cast at the Meeting. Accordingly, the Company requests that the shareholders pass the following special resolution to create a new class of shares to be called Preferred Shares, issuable in series, and to clarify the rights and restrictions attaching to the Common Shares:

     "BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

     1. the Articles of Continuance of the Company be amended to create an unlimited number of Preferred shares without par value;

     2. to effect the foregoing amendment, the Articles of Continuance of the Company be amended by deleting section 3 thereof and in its place substituting the following:

          "3.   The Corporation is authorized to issue:
                (a)   an unlimited number of Common shares without par value;
                      and
                (b)   an unlimited number of Preferred shares without par value.

                The Common shares and the Preferred shares shall have the rights, privileges, restrictions and conditions attached hereto." [See Schedule "A" attached to the Management Proxy circular.]

     3. any director or the President or the Secretary of the Company be authorized and directed on behalf of the Company to sign and send Articles of Amendment in duplicate to the Director, Canada Business Corporations Act, and to sign and deliver all documents and to do all things necessary or advisable to give effect to the foregoing."

Future Financings - The Toronto Stock Exchange
----------------------------------------------

The policies of the TSX provide that the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements (the "25% Rule") without shareholder approval. The application of the 25% Rule may restrict the Company's ability to raise funds by the private placement of its securities.

The TSX has advised that it will accept advance approval by the shareholders of the Company in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given. By giving the advance approval, shareholders would only be satisfying the shareholder approval requirement of the TSX. Each private placement would still remain subject to TSX approval.

Any private placement proposed by the Company will be subject to the following additional restrictions:

     (i) the private placement must be substantially with parties at arms-length to the Company;

     (ii) the private placement cannot materially affect control of the Company;

     (iii) the private placement must be completed within a 12-month period following the date the advance shareholder approval is given; and

     (iv) the private placement must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date notice of the private placement is given to the TSX less the applicable discount. Maximum permissible discounts are as follows:

                                                          Maximum
                 Market Price                       Discount Therefrom
             ----------------------               ----------------------

                   $0.50 or less                            25%

                   $0.51 to $2.00                           20%

                   Above $2.00                              15%

The TSX retains the discretion to decide whether a particular placement is "substantially" at arms length or will materially affect control, in which case specific shareholder approval may be required.

The Company currently has 28,308,098 Common Shares issued and outstanding and the Company proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements, during any particular six-month period within the 12-month period commencing on May 27, 2002, would not exceed 14,154,049 Common Shares in the aggregate, or 50% of the issued and outstanding Common Shares of the Company as of April 17, 2002.

The directors of the Company believe that the passing of the ordinary resolution is in the best interests of the Company and recommend that members vote in favour of the resolution. In the event that the resolution is not passed, the TSX will not approve any private placements which result in the issuance or possible issuance of a number of securities which exceeds the 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

In anticipation that the Company may need to enter into one or more private placements during any particular six-month period within the next 12 months that will exceed the 25% Rule, the Company requests that the shareholders pass the following resolution, which requires an affirmative vote of a majority of the votes cast at the Meeting:

     "BE IT RESOLVED, AS AN ORDINARY RESOLUTION THAT the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing on May 27, 2002 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 7,077,025 Common Shares, to a maximum of 14,154,049 Common Shares, subject to the restrictions described in the Management Proxy Circular of the Company dated April 17, 2002, is hereby approved."

                       STATEMENT OF EXECUTIVE COMPENSATION
                       -----------------------------------

Named Executive Officers of the Company
---------------------------------------

"Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the fiscal year ended November 30, 2001 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the fiscal year ended November 30, 2001.

During the most recently completed fiscal year, the Company had five Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Alan M. Ezrin, Chief Scientific Officer, Gregory N. Beatch, Vice President, External Scientific Affairs, Barry Johnson, Director of Pharmacology and Grace Jung, Senior Director, Research.

Summary of Compensation
-----------------------

The following table is a summary of the compensation paid by the Company to its Named Executive Officers during the fiscal years ended November 30, 2001, 2000 and 1999.

                           Summary Compensation Table

                                                                                            Long-Term
                                               Annual Compensation                         Compensation
                                       -----------------------------------------------------------------------
                                                                                                                        All
                                   Year                                                    Securities Under            Other
                                Ended Nov.         Salary        Bonus         Other        Options Granted         Compensation
Name and Principal Position         30               ($)          ($)           ($)               (#)                   ($)
---------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                  2001            241,250         Nil             Nil            7,500                Nil
President and Chief Executive     2000            200,000         Nil             Nil          113,750                Nil
Officer                           1999            200,000         Nil             Nil              Nil                Nil

Alan M. Ezrin(1)                  2001            258,836         Nil          42,802(2)       195,000             60,000(3)
Chief Scientific Officer          2000               -            -              -                -                  -
                                  1999               -            -              -                -                  -

Gregory N. Beatch(4)              2001            140,000         Nil             Nil              Nil                Nil
Vice President, External          2000            131,333         Nil             Nil           16,250                Nil
Scientific Affairs                1999            125,000         Nil             Nil              Nil                Nil

Barry Johnson(5)                  2001            105,000         Nil             Nil              Nil                Nil
Director of Pharmacology          2000             21,875(5)      Nil             Nil           18,750             10,000(3)
                                  1999               -            -              -                -                  -

Grace Jung(6)                     2001            104,833         Nil             Nil            1,875                Nil
Senior Director, Research         2000             96,583         Nil             Nil            6,250                Nil
                                  1999             90,333         Nil             Nil              Nil                Nil

(1) Dr. Alan Ezrin was hired by the Company in January 2001 at a base salary of US$190,000. During the period of January 15, 2001 to November 30, 2001, total salary paid to Dr. Ezrin was $258,836.
(2)   This sum represents tax allowances paid.
(3)   This sum represents relocation expenses paid.
(4) Dr. Gregory N. Beatch's title was changed from Vice-President, Research to Vice President, External Scientific Affairs on July 20, 2001.

(5) Dr. Barry Johnson was hired by the Company on September 18, 2000. This represents a base salary of $105,000, of which $21,875 was paid to Dr. Johnson for the period of September 18, 2000 to November 30, 2000.
(6) Dr. Grace Jung became a Named Executive Officer effective August 1, 2001 with her base salary increase to $115,000 per annum.

Options Granted During the Most Recently Completed Fiscal Year
--------------------------------------------------------------

During the fiscal year ended November 30, 2001, the following incentive stock options were granted to the Named Executive Officers.


                                                                 % of
                                                                 Total
                                                                Options                   Market Value
                                              Securities        Granted       Exercise    of Securities
                                                 Under            to          or Base       Underlying
                                                Options        Employees       Price      Options on the
                               Date of          Granted        in Fiscal        ($/       Date of Grant       Expiration
   Name                         Grant             (#)            year        Security)     ($/Security)(1)       Date
-----------------------       ----------     ------------     -----------   -----------   ----------------   ------------
Robert W. Rieder              Aug. 22/01       7,500             2.01%          $3.00           $2.88        Aug. 21/06

Alan M. Ezrin                 Jan. 30/01     187,500            50.34%          $2.92           $3.56        Jan. 29/07
                              Aug. 22/01       7,500             2.01%          $3.00           $2.88        Aug. 21/06

Grace Jung                    Aug. 22/01       1,875             0.56%          $3.00           $2.88        Aug. 21/07

(1) Calculated as the closing price of the Common Shares of the Company on the TSX on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
--------------------------------------------------------------------------
Values
------

The following table sets forth details of all exercises of incentive stock options during the fiscal year ended November 30, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

                                                                     Unexercised Options    Value of Unexercised In-
                                                                     at Fiscal Year-End       the-Money Options at
                              Securities                                      (#)             Fiscal Year-End ($)(1)
                             Acquired on           Value                 Exercisable/               Exercisable/
      Name                   Exercise(#)        Realized($)             Unexercisable              Unexercisable
---------------------      --------------      --------------        --------------------    -----------------------
Robert W. Rieder                -                   -                 190,750/90,500                   -/- (2)

Alan M. Ezrin                   -                   -                  70,000/125,000                  -/- (2)

Gregory N. Beatch               -                   -                  33,750/11,250                   -/- (2)

Barry Johnson                   -                   -                   5,000/13,750                   -/- (2)

Grace Jung                      -                   -                  17,500/3,125                    -/- (2)

(1) The market value of the Common Shares of the Company on the TSX was $2.64 at fiscal year-end, November 30, 2001.
(2) The exercise or base price of these options exceeded the market value of the Common Shares of the Company at fiscal year-end and hence these options were not in the money.

Pension Plans
-------------

The Company does not provide retirement benefits for directors or officers.

Compensation of Directors
-------------------------

During the most recently completed fiscal year, outside directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

                                      Directors' fees     All Other Compensation
        Name of Director                     ($)                  ($)
      -------------------------       ---------------     ----------------------
      Michael J.A. Walker                     5,000             79,167(1)(2)

      Clive P. Page(3)                       10,000             35,065(1)(2)

      Allen I. Bain(3)                        5,000                Nil(2)

      Colin R. Mallet(3)                     10,000              6,500(1)

      Kim Sun Oh                              5,000                Nil

      Darrell Elliott(3)                     10,000              9,500(1)

(1)   Consulting fees or meeting fees.
(2)   The Company paid $16,838 for contract research services to Pneumolabs
      (UK) Limited, a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders.
(3)   Resigned as director effective March 8, 2002.

Effective March 11, 2002, non-management directors of the Company are paid a meeting fee of US$750 per tele-conference meeting or US$2,500 per meeting attended in person. Each of the directors also receives an annual grant of incentive stock options to purchase 12,500 Common Shares of the Company. Each new non-management director also receives a grant of incentive stock options to purchase 50,000 Common Shares when he or she first joins the Board. Management directors do not receive separate compensation for their participation in board or committee meetings or for their services as directors of the Company, other than grants of incentive stock options. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Management Contracts of Named Executive Officers
------------------------------------------------

The Company has entered into employment agreements with each of the Named Executive Officers.

Robert W. Rieder

The following information was effective for the fiscal year ended November 30, 2001. Subsequent to the acquisition of Paralex, Inc. by the Company completed on March 8, 2002, this employment agreement is being renegotiated by the parties and is not yet finalized as of the date hereof.

Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses, if certain objectives agreed between the Board and Mr. Rieder are met, as determined by the Board. He receives four weeks of paid vacation each year.

Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If Mr. Rieder's employment is terminated without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. The agreement provides that if there is a change of control of the Company, Mr. Rieder's employment with the Company will be deemed to be terminated and, subject to certain conditions, he would be entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Alan M. Ezrin

The following information was effective for the fiscal year ended November 30, 2001. Subsequent to the acquisition of Paralex, Inc. by the Company completed on March 8, 2002, this employment agreement is being renegotiated by the parties and is not yet finalized as of the date hereof.

Under the employment agreement with Alan M. Ezrin dated June 5, 2001, effective January 15, 2001, Dr. Ezrin acts as the Chief Scientific Officer of the Company in consideration for an annual salary of US$190,000, payable in equal semi-monthly installments. He is eligible for annual payments upon achievement of annual milestones set by the Company. He also received a grant of 187,500 incentive stock options of which 62,500 vested on the date of employment and the remaining 125,000 will vest upon the achievement of annual milestones. He receives four weeks of paid vacation and a tax cash allowance of US$30,000 each year.

Dr. Ezrin's employment agreement has an indefinite term and may be terminated by him upon 30 days' written notice. If Dr. Ezrin's employment is terminated without cause, Dr. Ezrin is entitled to receive a severance payment equal to up to 12 months' salary. The agreement provides that if there is a change of control of the Company, Dr. Ezrin's employment with the Company will be deemed to be terminated and, subject to certain conditions, he would be entitled to receive a severance payment equal to 12 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Ezrin will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Gregory N. Beatch

Under the employment agreement with Gregory N. Beatch dated November 24, 1998, as amended effective August 1, 2000 and July 16, 2001, Dr. Beatch acts as the Vice President, External Scientific Affairs of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. Dr. Beatch is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Dr. Beatch's employment agreement has an indefinite term and may be terminated by either party upon 30 days' written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment following a change of control of the Company, Dr. Beatch is entitled to receive a severance payment equal to 18 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant, if Dr. Beatch is terminated or dismissed without cause.

Barry Johnson

Under the employment agreement with Barry Johnson dated September 18, 2000, Dr. Johnson acts as the Director of Pharmacology of the Company in consideration for an annual salary of $105,000, payable in equal semi-monthly installments. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Dr. Johnson's employment agreement has an indefinite term and may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination.

Grace Jung

Under the employment agreement with Grace Jung dated September 8, 1998, as amended effective August 1, 2001, Dr. Jung acts as Senior Director, Research of the Company in consideration for an annual salary of $115,000, payable in equal semi-monthly installments. Dr. Jung is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. She is also eligible for grants of incentive stock options as determined by the Board. Dr. Jung receives four weeks of paid vacation each year.

Dr. Jung's employment agreement may be terminated by either party upon three months' written notice and she will be entitled to receive any salary owed up to the date of termination.

The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Report on Executive Compensation
--------------------------------

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology companies. The Compensation Committee of the Board of the Company evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers.

Objectives

The primary objectives of the Company's executive compensation program are to enable the Company to attract, motivate and retain qualified individuals and to align their success with that of the Company's shareholders through the achievement of strategic corporate objectives and the creation of shareholder value. The level of compensation paid to each executive is based on the executive's overall experience, responsibility and performance. Executive officer compensation is composed of salary, bonuses and the opportunity to receive options granted under the Company's stock option plan.

Salary

Salary ranges are determined following a review of the market data for similar positions in corporations of a comparable size and type of operations to the Company. The salary for each executive officer is largely determined by the terms of the officer's employment agreement with the Company.

Bonuses

The Company may provide annual incentive compensation to the executive officers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives determined by the Compensation Committee.

Stock Option Plan

The executive officers may be granted incentive stock options or non-incentive stock options under the Company's stock option plan.

Compensation of President and Chief Executive Officer

The Committee considers with particular care the compensation of the Company's Chief Executive Officer, and recommends such compensation for Board approval based on the principles above. Robert W. Rieder is the Company's President and Chief Executive Officer. See "Management Contracts of Named Executive Officers".

             Mark Rogers (Chair), Ralph Snyderman, Fred Mermelstein
                      Members of Compensation Committee

Performance Graph
-----------------

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years for the Common Shares of the Company, assuming a $100 investment was made on November 30, 1996, with a cumulative total return of the TSX 300 Index, assuming reinvestment of dividends.



                              [GRAPHIC CHART OMITTED]

November 30             1996           1997           1998           1999           2000           2001
------------------------------------------------------------------------------------------------------------
Company(1)              100.00         121.43         126.19          60.71         121.43          78.57

TSX 300 Index           100.00         108.25         105.44         125.04         146.59         123.42

TSX-V Index(2)          100.00          54.94          33.71         169.47         246.86         264.57


(1) These figures are based on the closing price of the Common Shares on the former Vancouver Stock Exchange for 1996, 1997 and 1998, on the TSX Venture Exchange for 1999 and on the TSX for 2000 and 2001.
(2) These figures are based on former Vancouver Stock Exchange's index for the period from November 30, 1996 to November 26, 1999. On November 26, 1999, the indices of the former Vancouver Stock Exchange and Alberta Stock Exchange were combined to form the TSX Venture Exchange Index.



                             CORPORATE GOVERNANCE
                             --------------------

TSX Guidelines
--------------

The TSX Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the "TSX Guidelines"). The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The TSX has adopted as a listing requirement the disclosure by each listed company, on an annual basis, of its approach to corporate governance with reference to the TSX Guidelines. The disclosure in Schedule "B" to this Management Proxy Circular describes the Company's approach to corporate governance in relation to the TSX Guidelines.

The guidelines are not mandatory, as the report recognizes that each company's unique characteristics will result in varying degrees of compliance with the guidelines. The Company believes it has adopted guidelines which, given the Company's size and the stage of development of its business, are presently applicable.

Board Committees
----------------

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nomination Committee. The Board has not appointed an Executive Committee.

Audit Committee

The Company is required to have an Audit Committee. The current members of the Audit Committee of the Company are Kim Sun Oh (Chair), Fred Mermelstein and Myron Weisfeldt, none of whom is a current or former officer of the Company. Prior to March 8, 2002, the members of the Audit Committee were Colin Mallet (Chair), Kim Sun Oh and Allen Bain, none of whom was or had been an officer of the Company, except Allen Bain who was formerly President of the Company.

The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and receives and considers the auditors' comments (out of the presence of management) as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Company.

The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

The Compensation Committee is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Mark Rogers (Chair), Ralph Snyderman and Fred Mermelstein, none of whom is a current or former officer of the Company, other than Mark Rogers, who is the current Chairman of the Board. Prior to March 8, 2002, the members of the Compensation Committee were Michael Walker (Chair), Colin Mallet and Darrell Elliott, none of whom was or had been an officer of the Company, except Michael Walker who was formerly Chairman of the Board.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

Corporate Governance Committee

The Corporate Governance Committee is currently comprised of Michael J.A. Walker (Chair), Ralph Snyderman and Elizabeth Rogers, none of whom is a current or former officer of the Company, other than Michael J.A. Walker, who was formerly Chairman of the Board. Prior to March 8, 2002, the members of the Corporate Governance Committee were Colin Mallet (Chair), Allen Bain, Darrell Elliott and Michael Walker, none of whom was or had been an officer of the Company, except Michael Walker who was formerly Chairman of the Board.

The Corporate Governance Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee also ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees. It also assesses the effectiveness of the Board, its committees and individual directors on an ongoing ad hoc basis.

Nomination Committee

The members of the Nomination Committee of the Company are currently Mark Rogers (Chair), Alan M. Ezrin and Robert W. Rieder, all of whom are officers of the Company. Prior to March 8, 2002, the members of the Nomination Committee were Darrell Elliott (Chair), Michael Walker, and Clive Page, none of whom was or had been an officer of the Company, except Michael Walker who was formerly Chairman of the Board.

The Nomination Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors and compensation and benefit programs for non-employee directors.

                        DIRECTORS' AND OFFICERS' INSURANCE
                        ----------------------------------

The Company maintains liability insurance for its directors and officers in the aggregate amount of $5,000,000, subject to a deductible loss of $10,000, $25,000 or $100,000 payable by the Company for employment practice liability, general liability or U.S. securities claims respectively. The Company pays a total annual premium of $36,000, which premium has not been specifically allocated between directors as a group and officers as a group.

                      INDEBTEDNESS OF DIRECTORS AND OFFICERS
                      --------------------------------------

No director or officer of the Company or any associate or affiliate of such person is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed fiscal year of the Company.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
                  ---------------------------------------------

No director or officer or principal shareholder of the Company, nor any associate or affiliate of such person has any direct or indirect material interest in any transaction since the commencement of the Company's last fiscal year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as follows:

Prior to the discontinuation of its cough project, the Company had contracted out pre-clinical studies relating to this project. These studies were conducted at Pneumolabs (UK) Limited, a private contract research organization based in the United Kingdom. Dr. Michael Walker and two of the Company's former directors are directors, officers and indirect shareholders of Pneumolabs (UK) Limited. As at November 30, 2001, the Company has paid a cumulative total of approximately $260,000 in research expenses to Pneumolabs (UK) Limited, $48,000 of which were paid during the fiscal year ended November 30, 1998, $164,000 of which were incurred during the fiscal year ended November 30, 1999, $31,000 of which were paid during the fiscal year ended November 30, 2000, and $17,000 of which were paid during the year ended November 30, 2001.

Mark C. Rogers, M.D., M.B.A., Chairman of the Board of the Company, is the President of Paramount Capital, Inc. ("Paramount"), a New York venture capital firm. The Company had an agreement with Paramount pursuant to which the Company agreed to issue to Paramount 187,500 warrants of the Company and to pay a fee to Paramount in connection with the completion of the acquisition of Paralex, Inc. The fee was determined to be US$235,825 and was paid in April 2002. Pursuant to the same agreement, the Company has paid US$15,000 in retainer fees to Paramount as at November 30, 2001. This agreement was terminated in February 2002.

           INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
           -------------------------------------------------------

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

                        OTHER MATTERS TO BE ACTED UPON
                        ------------------------------

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting and this Management Proxy Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                           SHAREHOLDER PROPOSALS
                           ---------------------

A shareholder who wishes to submit a proposal for consideration at the next annual general meeting of the shareholders of the Company must do so by submitting same to the attention of the Corporate Secretary of the Company on or before January 17, 2003 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

                     APPROVAL OF THE BOARD OF DIRECTORS
                     ----------------------------------

The contents of this Management Proxy Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

By Order of the Board of Directors of

CARDIOME PHARMA CORP.


/s/ Robert W. Rieder

Robert W. Rieder,
President and Chief Executive Officer

                                    Schedule "A"

     Rights and Restrictions Attaching to Preferred Shares and Common Shares
     -----------------------------------------------------------------------


1.   PROVISIONS ATTACHING TO THE PREFERRED SHARES

The Preferred shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1   Directors' Authority to Issue in One or More Series

The board of directors of the Corporation may issue the Preferred shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

1.2   Ranking of Preferred Shares

The Preferred shares of any series may be given such preferences, not inconsistent with sections 1.1 to 1.3 hereof, over the Common shares and over any other shares ranking junior to the Preferred shares as may be determined in the case of such series of Preferred shares. No rights, privileges, restrictions or conditions attached to a series of Preferred shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Preferred shares then outstanding. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred shares are not paid in full, the Preferred shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Preferred shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

1.3   Voting Rights

Except as hereinafter referred to or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred shares, the holders of the Preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

2.   PROVISIONS ATTACHING TO THE COMMON SHARES

The Common shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1   Dividends

Subject to the prior rights (if any) of the holders of the Preferred shares and any other shares ranking senior to the Common shares with respect to priority in the payment of dividends, the holders of Common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of monies properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine and all dividends which the board of directors of the Corporation may declare on the Common shares shall be declared and paid in equal amounts per share on all Common shares at the time outstanding.

2.2   Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights (if any) of the holders of the Preferred shares and any other shares ranking senior to the Common shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common shares shall be entitled to receive the remaining property and assets of the Corporation.

2.3   Voting Rights

The holders of the Common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

                                  Schedule "B"

                 Statement of Corporate Governance Practices

    TSX Guidelines                 Adherence      Comments

1. Board should explicitly
   assume responsibility for
   stewardship of the Company,
   and specifically for:

   (a) Adoption of a strategic         Yes     The Board reviews, approves and
       planning process                        provides guidance in respect of
                                               the strategic planning process.

   (b) Identification of principal     Yes     Senior management assess and
       risks, and implementing risk            review the Company's principal
       management systems                      business risks with the Board,
                                               through its committees, as part
                                               of the Company's ongoing
                                               strategic planning.

   (c) Succession planning and         Yes     The Board, with the assistance of
       appointing, training and                the Compensation Committee, takes
       monitoring senior management            responsibility for appointing,
                                               training and monitoring members
                                               of senior management,
                                               establishing annual objectives
                                               and measuring performance against
                                               these objectives. The Company has
                                               no formal succession plan.

   (d) Communications policy           Yes     The Board has put procedures in
                                               place to ensure effective
                                               communication between the
                                               Company, its shareholders and the
                                               public, including the
                                               dissemination of information on a
                                               regular and timely basis in
                                               compliance with all applicable
                                               securities laws. The Company has
                                               specific individuals responsible
                                               for corporate communications and
                                               relations with shareholders and
                                               prospective investors.

   (e) Integrity of internal           Yes     The Board, through the Audit
       control and management                  Committee, reviews compliance of
       information systems                     financial reporting with
                                               accounting principles and
                                               appropriate internal controls.
                                               This Committee meets annually
                                               with the auditors of the Company.

2. Majority of the directors           Yes     The majority of the Board is
   should be "unrelated" (independent          "unrelated", meaning independent
   of management and free from                 of management and free from any
   conflicting interest).                      interest and any business or
                                               other relationship which could,
                                               or could reasonably be perceived
                                               to, materially interfere with the
                                               director's ability to act in the
                                               best interests of the Company,
                                               other than interests and
                                               relationships arising from
                                               shareholding.

3. Disclose for each director          Yes     Robert W. Rieder - Related
   whether he or she is related,               (President and Chief Executive
   and how that conclusion was                 Officer)
   reached                                     Alan Ezrin - Related (Chief
                                               Scientific Officer)
                                               Mark Rogers Unrelated
                                               Michael J.A. Walker Unrelated
                                               Kim Sun Oh Unrelated
                                               Elizabeth Rogers Unrelated
                                               Fred Mermelstein Unrelated
                                               Myron Weisfeldt Unrelated
                                               Ralph Snyderman Unrelated

    TSX Guidelines                 Adherence      Comments


4. (a) Appoint a committee             Yes     The Nomination Committee is
       responsible for appointment             responsible for the appointment
       /assessment of directors                and the Corporate Governance
                                               Committee is responsible for the
                                               assessment of directors. See
                                               "Corporate Governance - Board
                                               Committees - Corporate Governance
                                               Committee" and "- Nomination\
                                               Committee".

   (b) Composed exclusively of          No     One of the three members of the
       non-management directors, the           current Nomination Committee is
       majority of whom are unrelated          an unrelated non-management
                                               director.

5. Implement a process for assessing   Yes     The mandate of the Nomination
   the effectiveness of the Board,             Committee includes assessing the
   its committees and individual               effectiveness of the Board, its
   directors                                   committees and individual
                                               directors.

6. Provide orientation and             Yes     New Board members receive a
   education programs for new                  director's briefing including
   directors                                   reports on operations, results,
                                               terms of reference for the Board,
                                               and Board Committees, as well as
                                               all public disclosure filings
                                               made by the Company.

                                               Board meetings are generally held
                                               at the Company's facilities and
                                               combined with tours and
                                               presentations by the Company's
                                               management and employees to give
                                               the directors additional insight
                                               into the business.

7. Consider the size of the            Yes     The Company has recently
   Board with a view to improving              increased its Board to nine
   effectiveness                               members and believes that this
                                               number of individuals can
                                               effectively carry out Board
                                               duties while presenting a
                                               diversity of views and
                                               experience.

8. Review compensation of              Yes     The Board annually reviews the
   directors in light of                       adequacy and form of the
   responsibilities and risk                   compensation of directors and
                                               ensures the compensation
                                               realistically reflects the
                                               responsibilities and risk
                                               involved in being an effective
                                               director.

9. (a) Committees should generally     Yes     All committees of the Board,
   be composed of non-management               other than the current Nomination
   directors                                   Committee, are composed entirely
                                               of non-management directors.

   (b) Majority of committee           Yes     All committees of the Board,
   members should generally be                 other than the Nomination
   unrelated                                   Committee, are composed entirely
                                               of unrelated directors.

10. Appoint a committee responsible    Yes     The Corporate Governance
    for approach to corporate                  Committee is generally mandated
    governance issues                          to be responsible for developing
                                               policies relating to the
                                               Company's approach to corporate
                                               governance issues. See "Corporate
                                               Governance - Board Committees -
                                               Corporate Governance Committee."

    TSX Guidelines                 Adherence      Comments


11. (a) Define limits to
    management's responsibilities
    by developing mandates for:
     (i)  the Board                    Yes     There is no specific mandate for
                                               the Board other than to supervise
                                               the management of the business
                                               and affairs of the Company. Any
                                               responsibility which is not
                                               delegated to senior management or
                                               to a committee of the Board
                                               remains with the entire Board.

     (ii) the Chief Executive Officer  Yes     The Board has delineated limits
                                               on the Chief Executive Officer's
                                               responsibilities by indicating
                                               which decisions and transactions
                                               require prior Board approval.

   (b) Board should approve            Yes     The corporate objectives that the
       Chief Executive officer's               Chief Executive Officer is
       corporate objectives                    responsible for meeting, with the
                                               rest of management under his
                                               supervision, are determined by
                                               the Compensation Committee
                                               annually. Performance of the
                                               Chief Executive Officer and
                                               management is assessed against
                                               achievement of these corporate
                                               objectives and Company's
                                               strategic plans.

12. Establish structures and           Yes     The Board functions independently
    procedures to enable the Board             of management, as only two of its
    to function independently of               nine members are also members of
    management                                 management. The Chairman of the
                                               Board, Mark Rogers, is not a
                                               member of management. At all
                                               meetings of the Board, where a
                                               potential management conflict
                                               with respect to a matter being
                                               discussed is present, the
                                               opportunity is available for any
                                               non-management Board member to
                                               request that members of
                                               management be excused, so that
                                               the matter may be discussed
                                               without a representative of
                                               management being present.

13. (a) Establish an audit             Yes     The Board has established an
    committee with a specifically              Audit Committee with a
    defined mandate                            specifically defined mandate. See
                                               "Corporate Governance - Board
                                               Committees - Audit Committee".

   (b) All members should be           Yes     All members of the Audit
   non-management directors                    Committee are non-management
                                               directors.

14. Implement a system to              Yes     Individual directors can engage
    enable individual directors                outside advisers at the expense
    to engage outside advisers, at             of the Company with the
    corporation's expense                      authorization of the Board or on
                                               the recommendation of the
                                               Corporate Governance Committee.

                                                                       Exhibit 3

                           ANNUAL RETURN CARD FORM

                 (REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO:   REGISTERED AND NON-REGISTERED SHAREHOLDERS OF

      CARDIOME PHARMA CORP. (the "Company")

National Policy Statement No. 41 - Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to Pacific Corporate Trust Company, 10th Floor, 825 Howe Street, Vancouver, British Columbia, V6C 3B8.

                             ************************

Name of Registered/
                                   ---------------------------------------------
Non-Registered Shareholder:        (Please Print)

Address:
                                   ---------------------------------------------

                                   ---------------------------------------------

Postal Code:
                                   ---------------------------------------------


Signature:
                                   ---------------------------------------------
Date:
                                   ---------------------------------------------

                I CERTIFY THAT I AM A REGISTERED / NON-REGISTERED
                                 (Please Circle)

                                  SHAREHOLDER OF

                               CARDIOME PHARMA CORP.

                             ************************

                                                                       Exhibit 4

                               CARDIOME PHARMA CORP.

                                    FORM OF PROXY
                                    -------------

This Proxy is solicited by management of Cardiome Pharma Corp. (the "Company") for the Annual and Special General Meeting of shareholders of the Company on May 27, 2002.

I, the undersigned, being a shareholder of Cardiome Pharma Corp. (the "Company") appoint Robert W. Rieder, the Chief Executive Officer, President and a director of the Company, or failing him, Dr. Mark Rogers, the Chairman of the Board and a director of the Company, or instead of the above-mentioned_____________________, as my proxyholder, with full power of substitution, to attend on my behalf at the Annual and Special General Meeting (the "Meeting") of shareholders of the Company, to be held at 11:00 a.m. (Pacific Standard Time), on Monday, May 27, 2002 and at any adjournment or adjournments thereof, and to cast the number of votes that I would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxyholder to vote as follows:

ITEM 1. To re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the directors to fix the remuneration of the auditor.

                                      FOR   [ ]         WITHHOLD VOTE   [ ]

ITEM 2.       To elect the following persons as directors of the Company:

              Mark Rogers             FOR   [ ]         WITHHOLD VOTE   [ ]

              Robert W. Rieder        FOR   [ ]         WITHHOLD VOTE   [ ]

              Alan M. Ezrin           FOR   [ ]         WITHHOLD VOTE   [ ]

              Michael J. Walker       FOR   [ ]         WITHHOLD VOTE   [ ]

              Kim Sun Oh              FOR   [ ]         WITHHOLD VOTE   [ ]

              Elizabeth Rogers        FOR   [ ]         WITHHOLD VOTE   [ ]

              Fred Mermelstein        FOR   [ ]         WITHHOLD VOTE   [ ]

              Myron Weisfeldt         FOR   [ ]         WITHHOLD VOTE   [ ]

              Ralph Snyderman         FOR   [ ]         WITHHOLD VOTE   [ ]

ITEM 3. To consider, and if thought fit, pass an ordinary resolution approving amendments to the 2001 Incentive Stock Option Plan of the Company.

                                      FOR   [ ]         AGAINST   [ ]

ITEM 4. To consider, and if thought fit, pass a special resolution approving the creation of a class of preferred shares issuable in series.

                                      FOR   [ ]         AGAINST   [ ]

ITEM 5. To consider and, if thought fit, pass an ordinary resolution approving the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing May 27, 2002 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 25% and up to 50% of the Company's issued and outstanding shares (on a non-diluted basis) as of the date of the Management Proxy Circular, subject to regulatory approval.
                                      FOR   [ ]         AGAINST   [ ]

I hereby revoke any proxy previously given and authorize the proxyholder to vote in favour of the items set out above unless an instruction to the contrary is indicated, and to vote in his or her sole discretion with respect to any amendment to or variation of the above items or on any other matter brought before the Meeting.


--------------------------------------    --------------------------------------
Date                                      Address of Shareholder



--------------------------------------    --------------------------------------
Signature of Shareholder                  City/Province (State)



--------------------------------------    --------------------------------------
Print Name of Shareholder                 Number of Shares to be voted (If not
                                          completed all shares registered in
                                          your name will be deemed to be
                                          represented by this proxy)



                                  INSTRUCTIONS


1. If the shareholder does not wish to appoint either of the persons named in this Proxy, he or she should strike out their names and insert the name of the person he or she wishes to act as his or her proxyholder in the blank space provided. Such other person need not be a shareholder of the Company.

2. In the absence of contrary direction, a general authority will be deemed to be granted to the proxyholder with respect to voting on amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting, or any adjournment or adjournments thereof.

3. This Proxy may not be used at the Meeting, or any adjournment or adjournments thereof, unless it is deposited at the office of Pacific Corporate Trust Company, the Company's registrar and transfer agent, by mail, telefax or by hand at 10th floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (telefax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

4. This Proxy will not be valid unless it is dated and signed by the shareholder or by his or her attorney duly authorized by him in writing, or in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or attorney of a corporate shareholder and not under its corporate seal, the instrument so empowering the officer or the attorney, as the case may be, or a certified copy thereof, must be attached hereto. If this Proxy is not dated, it will be deemed to bear the date on which it was mailed by the Company.

5. This Proxy is revocable in the manner described under the heading "Revocation of Proxies" in the accompanying Management Proxy Circular.

                                                                       Exhibit 5

                              2001 ANNUAL REPORT

Our stated milestones for 2001 were:

o   Completion of Phase I clinical testing of RSD1235 in healthy volunteers

o Commencement of Phase II clinical trial of RSD1235 in patients with atrial fibrillation

o   The addition of key scientific and management expertise highlights

o   Reporting of additional progress from our partner AstraZeneca

o An announcement of a corporate development transaction such as a partnership, in-licensing, merger or acquisition.

Highlights

o In January 2001, the Company announced plans to focus future business and research activities on battling heart disease, the developed world's number one killer. As part of the shift in focus, the Company appointed cardiovascular researcher Dr. Barry Johnson as Director of Pharmacology, named veteran researcher and pharmaceutical-sector entrepreneur Dr. Alan Ezrin as Chief Scientific Officer and to the Board of Directors and, in June, changed its name from Nortran Pharmaceuticals Inc. to Cardiome Pharma Corp.

o In July 2001, Cardiome announced completion of a Phase I safety study of RSD1235, a candidate for the treatment of atrial fibrillation, which is the most common and fastest growing arrhythmia in the world. In December 2001, under US and Canadian regulatory guidance, Cardiome initiated a Phase II efficacy trial in patients with atrial fibrillation. The study involves approximately 60 patients and is scheduled for completion in the second half of 2002.

o Also in December, Cardiome announced the acquisition of Paralex, Inc., a private New York company. The acquisition was concluded successfully on March 8, 2002, with the issuance of approximately 32.8 million shares. The Paralex acquisition provides Cardiome with a second area of therapeutic focus: the research and development of drugs, specifically oxypurinol, to treat congestive heart failure.

Cardiovascular Disease: A Public Health Issue

It is estimated that the number of people with cardiovascular disease will increase by 50% over the next 25 years. 1 In the US alone, where 62 million Americans presently have one or more types of cardiovascular disease, 2 such an increase would translate into more than 90 million people afflicted with cardiovascular illnesses such as congestive heart failure, angina, hypertension and arrhythmia.

The increase in the incidence of cardiovascular disease projected for the future is due to the fact that we will live longer, while improvements in medical science will vastly increase the chances that we will survive cardiac events like heart attacks. Statistically, the chance of having arrhythmia or congestive heart failure jumps dramatically as we age into our 70s and 80s and survive other forms of cardiac challenges and contributing causes such as obesity, diabetes, smoking and stress.

ARRHYTHMIA IS A GROWING HEALTH CONCERN

Arrhythmias are erratic heart-beats caused by irregular electrical impulses that drive the heart's pulse. A healthy heart, by comparison, is a rhythmic pump in which the upper and lower chambers beat alternately. The rhythm is coordinated by the movement of sodium, potassium and calcium ions into and out of the heart's cells.

While arrhythmias can occur in isolation, they are most often associated with other contributors to heart disease such as heart failure, obesity, diabetes, and high blood pressure. As such, they most often afflict men and women who are aged 65 and older or are at risk of heart disease. Stress and other factors including the use of tobacco may increase the risk of developing arrhythmia.

Regardless of the underlying cause, arrhythmia can lead to a wide range of outcomes: for some, arrhythmia may not even be apparent, while for others, arrhythmia is a leading contributor to stroke, congestive heart failure and sudden cardiac arrest. Literally overnight, arrhythmia can transform an otherwise robust person into someone who has difficulty climbing a flight of stairs due to fatigue and light-headedness.

Atrial arrhythmia increases the risk of stroke by approximately three-to five-fold.

ARRHYTHMIA IS AN UNMET MEDICAL NEED

Atrial arrhythmia occurs in the upper chambers of the heart, and is a chronic and widespread condition. In 1999, there were 6.2 million cases in the developed world. By 2009, the population affected by atrial fibrillation is expected to increase by 16% to 7.2 million people.3 There are several categories of prevention and treatment of cardiac arrhythmia: drug therapy, catheter ablation, arrhythmia surgery, and implanted devices such as pacemakers. Catheter ablation and arrhythmia surgery are increasingly used as treatment options, but for only a minority of arrhythmia patients because of the limited applicability of surgery. Implanted devices are very effective, but they are expensive, invasive and limited in applicability as well.

Drug therapy is the initial choice of treatment. The current antiarrhythmic drug market includes a number of drugs to treat the various types of arrhythmia, but drugs designed to treat atrial fibrillation currently dominate prescribing patterns. The worldwide market for all pre-scribed drugs to manage arrhythmias, excluding anti-coagulants, totaled US$1.4B in 1999, with prescribed drugs to treat atrial fibrillation arrhythmias representing approximately US$1.1B of that total.3

--------------------------------------------------------------------------------
Footnotes:

1. Heart and Stroke Foundation of Canada, October 30, 2000 News Release

2. American Heart Association, 2002 Heart & Stroke Statistical Update

3. Decision Resources, Cardium Study #37 (Arrhythmias), November 2000
--------------------------------------------------------------------------------

While the number of anti-arrhythmic drugs has grown in the past few decades, the current choices are far from ideal due to the incidence of severe and unacceptable side effects. In treating diagnosed arrhythmias, some existing drug therapies may cause new arrhythmias that are more fatal to a patient than the diagnosed arrhythmia. The older Class I drugs carry the risk of increased mortality due to their proarrhythmic effects and the more effective Class III drugs such as amiodarone and ibutilide may be poorly tolerated. With cardiologists generally characterizing current arrhythmia drug therapies as inadequate, there is a very real need to develop an arrhythmia therapy that is both safe and effective.

The antiarrhythmic drug candidates in various stages of development at Cardiome offer the potential for safer, easier and more effective treatments for patients with arrhythmia. Cardiome's drug candidates target the unhealthy tissue of the heart, cause fewer side effects and may offer arrhythmia patients a better, more convenient and more patient-compliant treatment solution.

Current antiarrhythmic drug therapies are inadequate-there is a very real need to develop an arrhythmia therapy that is both safe and effective.

CONGESTIVE HEART FAILURE : THE SILENT EPIDEMIC

Congestive heart failure-like arrhythmia-is a growing concern in an ever-aging society. Congestive heart failure (CHF) is the failure of the heart to pump blood at a rate sufficient to meet the needs of the body. CHF is characterized by fatigue, shortness of breath and fluid retention. It generally occurs when the pumping action of the heart begins to fail. Fluid begins to pool in the lungs leading to congestion which, in turn, causes breathing difficulty. Alternatively, fluid may build up in the body's extremities resulting in edema.

CHF is the only significant cardiovascular disorder to show a marked increase in incidence over the past 40 years. Approximately 4.7 million people in the United States suffer from CHF, while the population of CHF patients in the developed world is estimated to be approximately 10 million. The incidence of newly diagnosed CHF cases exceeds 3.6 million each year.4 CHF is the number one cause of hospitalization in the United States in patients aged 65 and older. The prognosis for CHF in terms of mortality is poor and the disease is now characterized in the United States as "epidemic." The mortality rate is comparable to the worst forms of cancer. Experts indicate that 20% of patients with severe CHF die within three months of diagnosis, almost 33% within one year and 70% within five years.

The current cost of pharmaceuticals to treat CHF is in excess of US$1.5B worldwide.4 Through its research, development and strategic partnership, Cardiome is creating drugs that the Company hopes will address the needs associated with arrhythmia and congestive heart failure.

CARDIOME'S DRUG CANDIDATE ADVANCES RAPIDLY IN CLINICAL TRIALS

In 2001, Cardiome realized its commitment to discovering new drug treatments in the cardiovascular field by rapidly advancing its lead antiarrhythmic agent RSD1235 through a Phase I clinical trial. With US and Canadian regulatory guidance, Cardiome has initiated a Phase II trial in patients suffering from atrial fibrillation.
At the same time, Cardiome has continued research and development of its other antiarrhythmic drug programs and, through acquisition, invested in a second area of cardiovascular drug research: the development of a safer and more effective adjunct treatment for congestive heart failure.

--------------------------------------------------------------------------------
Footnotes:

4. Decision Resources, Cardium Study #36 (CHF), September 2000
--------------------------------------------------------------------------------

RSD1235

Because of its unique ability to selectively affect the electrical activity of the atria rather than ventricles, RSD1235 is focused specifically on regulating atrial arrhythmia. The safety profile demonstrated in pre-clinical models was supported in 2001 in a Phase I clinical trial, while clinical efficacy will be assessed for the first time in humans in the ongoing Phase II clinical trial involving 60 patients with recent onset atrial fibrillation.

This Phase II trial will test the efficacy of i.v. administration of RSD1235 and define proper dosages for the next level of clinical testing. The trial is a randomized, placebo-controlled, double-blind, step-dose study in patients with recent onset atrial fibrillation. The main outcome being examined is the normalization of the heart's rhythm following 10 minutes of drug infusion. The Phase II study is scheduled to be completed by mid-year 2002, with final results due in the second half of 2002.

Cardiome continues to evaluate several strategic options with regards to further clinical development of RSD1235. It is expected that, subject to a successful Phase II clinical trial, the company will announce its intentions for further development within the first half of 2003. The company may also initiate a Phase I clinical trial for the oral application of RSD1235, which is set to commence in the second half of 2002.

RSD1235 is designed to treat atrial fibrillation in a safe and effective manner. Final results of the current Phase II trial are expected to be available by the end of 2002.

OXYPURINOL CHF PROJECT

The acquisition of Paralex, Inc., announced in 2001, creates the opportunity for Cardiome to develop a drug for the treatment of CHF. Experimental evidence suggests that drugs such as oxypurinol that inhibit the enzyme xanthine oxidase will improve the heart's efficiency and ability to pump to better meet the body's metabolic needs. There exists an extensive safety record for the use of allopurinol and oxypurinol, a metabolite of allopurinol, in patients with gout, as well as initial validation of the use of oxypurinol in patients with CHF. Cardiome expects to commence Phase II clinical trials of the oral application of oxypurinol in CHF patients in the second half of 2002 with trial completion by the end of 2003.

Evidence suggests that drugs such as oxypurinol will improve the heart's efficiency and ability to pump.

RSD1122

Pre-clinical studies of RSD1122 suggest the drug represents a novel treatment for cardiac arrhythmias. Previously licensed to AstraZeneca, Cardiome will evaluate the future of this pre-clinical drug candidate in 2002.

KV1.5 PROJECT

Recent research suggests that the Kv1.5 potassium channels are located in the atrial but not entricular chambers of the heart. If a drug could selectively block the Kv1.5 potassium channels in the arrhythmic heart, then doctors could more effectively regulate the electrical activity that may lead to atrial fibrillation.

Cardiome is using novel molecular tools and research techniques to study the human Kv1.5 protein in order to design drugs that do just that, without the side effects of existing antiarrhythmics that can cause unwanted arrhythmia in the heart's ventricles. Early laboratory data, including studies using diseased human atrial tissue, have encouraged Cardiome to evaluate and optimize lead candidates with the expectation that a Kv1.5 clinical candidate will be chosen by the end of fiscal 2002.

President's Message

For Cardiome, fiscal 2001 was an important year of transition. Not only did we refine our business strategy to focus exclusively on developing drug treatments that meet the expanding demands of cardiac care, we evolved from the laboratory to the clinic to help the people most in need of the health solutions we create.

I am very proud of our achievements in the past year and am gratified by the support and enthusiasm from both the healthcare and financial communities.

With the proceeds of a pivotal $8.3-million financing in 2000, we moved aggressively in 2001 to position Cardiome as a pre-eminent cardiovascular drug discovery and development company.

We changed our name to reflect our commitment to treatments for cardiovascular disease and we attracted some of the best science and business talent to oversee the successful research and development of those treatments.

With that in mind, we moved our key antiarrhythmic drug candidates further along the testing process with RSD1235 outperforming our expectations in Phase I clinical trials and gaining approvals in both Canada and the US to move to the next level of clinical trials.

And we diversified our research portfolio through the strategic acquisition of Paralex, Inc., a developer of drug treatments for congestive heart failure.

Never has the demand for effective treatments for arrhythmia and CHF been greater with the statistical forecasts warning the North American health care sector of a cardiovascular disease epidemic in the next 25 years. We have a job to do and Cardiome has the ability to excel.
We have many exciting milestones for 2002.

On March 8, 2002, we announced the closing of a $31-million financing and the acquisition of Paralex, Inc. Cardiome is now well capitalized to progress key projects to the next levels of clinical testing. We anxiously await the results from the Phase II clinical trials for RSD1235 and we look forward to commencing Phase II trials of oxypurinol for CHF. By the end of 2002, we will have chosen a clinical candidate in our Kv1.5 project.

Our agreement with AstraZeneca should produce a development milestone in 2002, with RSD1122 expected to enter Phase I clinical trials in the first half of 2003. We hope to announce additional strategic partnership agreements as we advance our product portfolio forward.

On behalf of the board of directors and employees of Cardiome, I want to thank our many institutional and individual investors who have supported our initiatives. However, it's also important to recognize a new group of supporters this year - specifically the patients who have generously volunteered to participate in the clinical trials that validate the safety, efficacy and application of our cardiovascular drug candidates. We thank them for their investment, also. It is an investment that we are committed to repaying in the coming years through the creation of safe, effective therapies for heart disease.

/s/ Bob Rieder
Robert Rieder,
President and CEO
April 1, 2002

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS


The following information should be read in conjunction with the audited consolidated financial statements and related notes included therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles differ in certain respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 16 to the audited financial statements. All amounts following are expressed in Canadian dollars unless otherwise indicated.

OVERVIEW

Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome has focused its efforts on three projects designed to prevent or treat atrial and/or ventricular arrhythmia. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. This project is currently in a Phase II clinical trial using intravenous administration to convert new onset atrial fibrillation patients to normal heart rhythm. The second clinical candidate is RSD1122, an orally-active agent to treat ventricular or atrial arrhythmia, that has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue.

Subsequent to the year ended November 30, 2001, the Company completed an acquisition of a new subsidiary, Paralex, Inc. ("Paralex"), providing the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex.

RESULTS OF OPERATIONS

For the fiscal year ended November 30, 2001 ("fiscal 2001"), the Company recorded a net loss of $7,157,885 ($0.69 per common share). These results compare with a net loss of $6,495,636 ($0.69 per common share) and $4,351,320 (or $0.66 per share) for the years ended November 30, 2000 ("fiscal 2000") and November 30, 1999 ("fiscal 1999"), respectively. Since its inception in 1986, Cardiome has accumulated a total deficit of $30,396,110. These results of operations were in line with management's expectations. The Company expects losses to continue for the next several years as it invests in its product research and development, including pre-clinical studies, clinical trials and regulatory compliance.

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported herein have been adjusted accordingly as described in Note 3 (b) to the audited financial statements.

Revenues

Revenue for fiscal 2001 decreased to $632,243 as compared to $723,352 for fiscal 2000. The decrease in revenue in 2001 was due to the decline of grant income and interest income. Research collaborative, licensing and options fees increased by $104,933 as compared to fiscal 2000. The additional revenue from collaborative research revenue was offset by a decline of $47,226 in grant income and a decline of $148,816 in interest and other income. The amortization of licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The decrease of grant income was due to the lower grant payments from the Science Council of BC as this one-year grant ended in April 2001. The decrease in interest resulted from a lower average cash balance during fiscal 2001 as compared to the fiscal 2000. See "Liquidity and Capital Resources".

Revenue for fiscal 2000 decreased to $723,352 as compared to $787,081 for fiscal 1999. The decrease in revenue for fiscal 2000 was due to the decline in licensing and option fees of $390,781 compared to fiscal 1999; this decrease was offset by the additional grant income of $89,553 collected mainly from Science Council of BC and the increase of $237,499 in interest and other income. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

The Company expects its future revenues to consist primarily of research and development payments, license fees, milestone payments and royalties from existing and future licensing and collaborative arrangements. The extent and timing of such additional licensing and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology. License, option and research contract revenue will fluctuate from year to year.

Research and Development Expenditures

Research and development expenditures increased to $5,498,838 for fiscal 2001, as compared to $4,732,656 for fiscal 2000. The increase in research and development expenditure was primarily due to the cost associated with increased operational activities as the Company progressed in its RSD1235 project and Kv1.5 project, and enhanced its research and development capabilities.

Specifically, contributing factors for the increase are the higher consulting fee and research and development agreement cost in fiscal 2001 as compared to those incurred in fiscal 2000. During fiscal 2001, the Company initiated and completed a Phase I clinical trial, and at year-end was ready to initiate a Phase II clinical trial for its drug candidate, RSD1235.

Research and development expenses in fiscal 2000 were $4,732,656 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project.

The Company expects the research and development expenditures for the fiscal year ended November 30, 2002 ("fiscal 2002') to be higher than those incurred in fiscal 2001. A significant portion of the research and development in fiscal 2002 will be incurred in the Phase II clinical trial of RSD1235, in the clinical trial of the newly acquired CHF project and in research activities related to the Company's Kv1.5 program.

General and Administration Expenditures

General and administration expenses for fiscal 2001 increased to $1,741,193 as compared to $1,569,044 for fiscal 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

General and administration expenses in fiscal 2000 were $1,569,044 as compared to $997,890 in fiscal 1999. The increase in general and administration expenses was primarily due to higher consulting and professional fees, regulatory fees and travel and accommodation expenses resulting from the Company's listing on the TSE and the closing of the AstraZeneca licensing deal.

The Company expects general administration expenditures for fiscal 2002 to be comparable to those incurred in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Cardiome's activities during the fiscal year ended November 30, 2001 were financed primarily by its working capital carried forward from the previous fiscal year and the net proceed collected from a private placement completed in fiscal 2001.

On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600 (the "Special Warrant Financing"). Each special warrant is convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $106,558, and granted 66,766 agent's warrants to the lead agent of this financing. Each warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003. Subsequent to the year-ended November 20, 2001, on February 5, 2002, the Company obtained receipts for a final prospectus in connection to the Special Warrant Financing and issued 458,583 common shares and 229,292 common share purchase warrants.

At November 30, 2001, the Company's cash and cash equivalents and short-term investments aggregated $4,183,580 as compared to $10,219,140 at November 30, 2000.

The decrease in cash and cash equivalents primarily relates to the net effect of the proceeds from issuance of special warrants ($966,000) offset by the Company's annual operating loss, net of non-cash expenditures, ($6,471,788), increase in non-cash working capital including deferred revenue ($221,679), investments in capital assets, patent and technology ($216,787), and repayments of long-term debt and obligations under capital lease ($91,306).

The Company invests its cash reserves in highly liquid, highly rated financial instruments such as treasury bills, commercial papers and banker's acceptance. The Company's working capital at November 30, 2001 was $3,523,091 as compared to $9,519,044 at November 30, 2000.

Subsequent to the year ended November 30, 2001, the Company received additional capital resources to fund its ongoing operation through equity financing. On March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061 (the "Offering"). Each Unit consists of one common share in the capital of the Company and one quarter of one common share purchase warrant (a "Warrant") of the Company. One whole Warrant will entitle the holder thereof to purchase one common share of the Company at any time on or before March 7, 2004 at a price of $6.64. In connection with the Offering, the Company paid a cash commission of $2,163,564 and granted brokers' warrants ("Brokers' Warrants") to purchase 930,966 Units at a price of $3.80 per Unit to the lead agents of the Offering.

The Company expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer-term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

RISKS AND UNCERTAINTIES

Cardiome believes that its available cash, expected grant and interest income should be sufficient to finance its operational and capital needs through 2002, while maintaining sufficient cash reserves for 2003. Cardiome's working capital requirements may, however, vary depending upon a number of factors including progress of its research and development programs, the costs associated with completing clinical studies and the regulatory process, collaborative and license arrangements with third parties, opportunities to in-license complementary technologies, and technological and market developments. Consequently, Cardiome may need to raise additional capital to continue its ongoing research and development programs and to commence or continue the preclinical and clinical studies necessary. In such an event, Cardiome intends to seek additional funding through public or private financing, arrangements with corporate partners, and from other sources. There can be no assurance that such funds will be available on favourable terms, if at all. If adequate funding is not available, Cardiome may be required to substantially reduce its operations.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company's products, (iv) the Company's ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Cardiome Pharma Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally though the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and United States generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.


/s/ Bob Rieder                             /s/ Christina Yip

Robert Rieder                              Christina Yip
President and CEO                          Director of Finance and Acting CFO

                                  AUDITORS' REPORT


To the Shareholders of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have audited the consolidated balance sheets of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at November 30, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied except for the change in the method of accounting for income taxes as explained in note 3[a] to the financial statements, on a consistent basis.

As discussed in note 3 to the financial statements, the Company retroactively changed its policies for revenue recognition and its method of determining loss per common share.


                                                           /s/ Ernst & Young LLP


Vancouver, Canada,

February 8, 2002 (except as to notes 19[a] and 19[c]       Chartered Accountants
which are as of March 8, 2002) and 19[e] which is as of March 28, 2002.



    Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated February 8, 2002 (except as to notes 19[a] and 19[c] which are as of March 8, 2002 and note 19[e] which is as of March 28, 2002.) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada,

                                                           /s/ Ernst & Young LLP

February 8, 2002.                                          Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS
          [See Note 1 - Nature of Operations and Basis of Presentation]

As at November 30                               (expressed in Canadian dollars)



                                                      2001               2000
                                                        $                  $
--------------------------------------------------------------------------------
                                                                     [restated -
                                                                  see note 3[b]]
ASSETS
Current
Cash and cash equivalents [note 5]                1,381,750           3,247,479
Short-term investments [notes 5, 9 and 10]        2,801,830           6,971,661
Amounts receivable and other [notes 6 and 15]       247,211             390,912
--------------------------------------------------------------------------------
Total current assets                              4,430,791          10,610,052
Capital assets [note 7]                             302,583             452,970
Other assets [note 8]                             1,536,249           2,009,018
--------------------------------------------------------------------------------
                                                  6,269,623          13,072,040
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 15]  907,700             999,702
Current portion of capital lease obligations            -                41,145
Current portion of long-term debt [note 10]             -                50,161
--------------------------------------------------------------------------------
Total current liabilities                           907,700           1,091,008
Deferred revenue                                  1,348,374           1,499,598
--------------------------------------------------------------------------------
Total liabilities                                 2,256,074           2,590,606
--------------------------------------------------------------------------------
Commitments [note 12]

Shareholders' equity
Share capital [note 11]                          32,251,393          32,235,393
Special warrants [note 11[c]]                       966,000                 -
Contributed surplus [note 11[f]]                  1,192,266           1,056,266
Deficit                                         (30,396,110)        (22,810,225)
--------------------------------------------------------------------------------
Total shareholders' equity                        4,013,549          10,481,434
--------------------------------------------------------------------------------
                                                  6,269,623          13,072,040
================================================================================

See accompanying notes

On behalf of the Board:

                       /s/ Robert W. Rieder                  /s/ Colin R. Mallet
                           Director                              Director

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
          [See Note 1 - Nature of Operations and Basis of Presentation]

Years ended November 30                          (expressed in Canadian dollars)


                                                             2001                  2000                  1999
                                                               $                     $                     $
------------------------------------------------------------------------------------------------------------------
                                                                               [restated -             [restated -
                                                                         see notes 3[b] and 3[c]]   see note 3[c]]
REVENUE
Research collaborative, licensing and
option fees [notes 3[b] and 13]                            197,028                92,095                482,876
Grant income                                                88,137               135,363                 45,810
Interest and other income                                  347,078               495,894                258,395
------------------------------------------------------------------------------------------------------------------
                                                           632,243               723,352                787,081
------------------------------------------------------------------------------------------------------------------

EXPENSES [note 15]
Research and development [note 18]                       5,498,838             4,732,656              3,585,593
General and administration [note 18]                     1,741,193             1,569,044                997,890
Amortization                                               550,097               917,288                654,918
------------------------------------------------------------------------------------------------------------------
                                                         7,790,128             7,218,988              5,238,401
------------------------------------------------------------------------------------------------------------------
Loss for the year                                       (7,157,885)           (6,495,636)            (4,451,320)

Deficit, beginning of year                             (22,810,225)          (16,314,589)           (11,863,269)
Adjustment for future income taxes [note 3[a]]            (428,000)                  -                      -
------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                   (30,396,110)          (22,810,225)           (16,314,589)
------------------------------------------------------------------------------------------------------------------

Net loss per common share [notes 3[c] and 11[h]]             (0.69)                (0.69)                 (0.66)
------------------------------------------------------------------------------------------------------------------

Weighted average number of
     common shares outstanding [notes 3[c] and 11[h]]   10,304,579             9,359,210              6,707,933
------------------------------------------------------------------------------------------------------------------

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          [See Note 1 - Nature of Operations and Basis of Presentation]

Years ended November 30                          (expressed in Canadian dollars)


                                                             2001                  2000                  1999
                                                               $                     $                     $
------------------------------------------------------------------------------------------------------------------
                                                                               [restated -
                                                                               see note 3[b]
OPERATING ACTIVITIES
Loss for the year                                       (7,157,885)           (6,495,636)            (4,451,320)
Add items not affecting cash:
     Amortization                                          550,097               917,288                654,918
     Stock-based compensation                              136,000                16,000                    -
Changes in non-cash working capital items relating
     to operations:
     Amounts receivable and other                          143,701              (132,396)                18,744
     Accounts payable and accrued liabilities             (214,156)              253,458                227,062
     Deferred revenue                                     (151,224)            1,499,598                    -
------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                       (6,693,467)           (3,941,688)            (3,550,596)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                                      -               8,009,619              5,412,353
Issuance of special warrants                               966,000                   -                      -
Payment on obligations under capital leases                (41,145)              (60,602)               (71,221)
Repayment of long-term debt                                (50,161)              (68,829)               (61,830)
------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                      874,694             7,880,188              5,279,302
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                 (74,776)             (179,085)               (60,190)
Patent costs capitalized                                  (125,090)             (324,445)              (168,160)
Short-term investments                                   4,169,831            (4,396,494)            (1,210,917)
Increase in deferred acquisition costs                     (16,921)                  -                      -
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities          3,953,044            (4,900,024)            (1,439,267)
------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
    during the year                                     (1,865,729)             (961,524)               289,439
Cash and cash equivalents, beginning of year             3,247,479             4,209,003              3,919,564
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                   1,381,750             3,247,479              4,209,003
------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
     Interest paid                                           5,369                15,850                 27,704
------------------------------------------------------------------------------------------------------------------


See accompanying notes

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. On June 20, 2001, the Company changed its name to Cardiome Pharma Corp. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The Company's consolidated financial statements for the year ended November 30, 2001 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future.

The Company has suffered recurring losses and negative cash flows and has an accumulated deficit of $30,396,110 at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon its ability to obtain additional capital. Management expects to raise additional capital through private placements and public offerings [note 19]. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company's operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.


2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd.
(RSD) and Atriven Cardiology Inc., and its wholly-owned United States subsidiary, Cardiome, Inc., an inactive company with nominal assets and liabilities. Cardiome, Inc. was incorporated on November 9, 2001 under the General Corporation Law of the State of Delaware. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign currency translation

Monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

Cardiome, Inc. is considered an integrated foreign operation and its accounts are translated using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect at the time of the transactions. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at lower of cost or market.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Technology, license and patent costs

The fair value of the technology acquired has been recorded as other assets. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes patent costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestones are recognized upon the achievement of the specified milestones. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted to officers, directors and employees. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share has not been presented because outstanding options and warrants are anti-dilutive.


3. CHANGE IN ACCOUNTING PRINCIPLES

[a]   Income taxes

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the year ended November 30, 2001 of $102,720. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

3. CHANGE IN ACCOUNTING PRINCIPLES (cont'd.)

[b]   Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

During the year ended November 30, 2001, the change resulted in an increase in research collaborative, licensing, and option fees and a decrease in the net loss of $151,224 from $7,309,109 that would have been reported had the change not been made. This change has been applied retroactively and prior periods have been restated with the following effect:

                                               As originally reported                        As restated
                                              Years ended November 30,                 Years ended November 30,
                                           2001         2000         1999           2001         2000         1999
                                             $            $            $              $            $            $
-----------------------------------------------------------------------------------------------------------------------
Research collaborative, licensing
  and option fees                         197,028     2,081,046      482,876       197,028        92,095       482,876
Loss for the year                      (7,157,885)   (4,496,038)  (4,451,320)   (7,157,885)   (6,495,636)   (4,451,320)
Net loss per common share [note 3[c]]       (0.69)        (0.48)       (0.63)        (0.69)        (0.69)        (0.66)
Deferred revenue                        1,348,374           -            -       1,348,374    (1,499,598)          -
Deficit                               (30,396,110)  (20,810,627) (16,314,589)  (30,396,110)  (22,810,225)  (16,314,589)
-----------------------------------------------------------------------------------------------------------------------

[c]   Loss per common share

Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude escrowed shares [note 11[f]] from the weighted average number of common shares outstanding in the calculation of loss per common share. For the year ended November 30, 2001, the change resulted in an increase in the loss per common share of $nil [2000 - $nil; 1999 - $0.03] to $0.69 [2000 - $0.69; 1999 - $0.66]
from $0.69 [2000 - $0.69; 1999 - $0.63] that would have been reported had the change not been made.

4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, amounts receivable and other, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bore interest at rates which, in management's opinion, approximated the current interest rates and therefore, approximated their fair value.


5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $1,094,000 [2000 - $2,914,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 4.64% at November 30, 2001 [2000 - 6.02%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $nil [November 30, 2000 - $1,216,560 (US$792,031)].

Short-term investments comprise mainly commercial papers and term deposits with an average interest rate of 3.23% at November 30, 2001 [2000 - 5.76%] and maturities to April 2002 [2000 - July 2001].


6. AMOUNTS RECEIVABLE AND OTHER

                                                     2001            2000
                                                       $               $
-----------------------------------------------------------------------------

Prepaid expenses                                   147,681         137,287
Interest and other receivables                      99,530         253,625
-----------------------------------------------------------------------------
                                                   247,211         390,912
-----------------------------------------------------------------------------

7. CAPITAL ASSETS

                                                        Accumulated     Net book
                                             Cost       amortization      value
                                               $              $             $
--------------------------------------------------------------------------------
2001
Laboratory equipment                       728,194          509,386     218,808
Computer equipment                         369,468          360,322       9,146
Office equipment                           109,242           67,848      41,394
Leasehold improvements                      29,255            7,765      21,490
Web-site development costs                  13,640            1,895      11,745
--------------------------------------------------------------------------------
                                         1,249,799          947,216     302,583
--------------------------------------------------------------------------------

2000
Laboratory equipment                       583,238          310,588     272,650
Computer equipment                         347,998          299,304      48,694
Office equipment                            98,451           46,585      51,866
Leasehold improvements                      10,093            2,021       8,072
Equipment under capital lease              135,243           63,555      71,688
--------------------------------------------------------------------------------
                                         1,175,023          722,053     452,970
--------------------------------------------------------------------------------

8. OTHER ASSETS

                                                        Accumulated     Net book
                                             Cost       amortization      value
                                               $              $             $
--------------------------------------------------------------------------------

2001
Technology                                 2,968,193      2,190,015     778,178
License                                      105,208         52,603      52,605
Patents                                    1,121,198        570,807     550,391
Deferred acquisition costs [note 19[a]]      155,075            -       155,075
--------------------------------------------------------------------------------
Total                                      4,349,674      2,813,425   1,536,249
--------------------------------------------------------------------------------

2000
Technology                                 3,396,193      1,953,115   1,443,078
License                                      105,208         42,082      63,126
Patents                                      996,108        493,294     502,814
--------------------------------------------------------------------------------
Total                                      4,497,509      2,488,491   2,009,018
--------------------------------------------------------------------------------

During the year ended November 30, 2001, the Company recorded additional amortization expense of approximately $nil [2000 - $287,000; 1999 - $nil] with respect to patents no longer directly related to the Company's current focus.


9. CREDIT FACILITY

At November 30, 2001, the Company has available an operating line of credit of $30,000 [2000 - $100,000]. Borrowings under this operating line of credit are collateralized by a cashable certificate of $100,000 [2000 - $100,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At November 30, 2001 and 2000, there was no outstanding balance drawn on this credit facility.

10. LONG-TERM DEBT

                                                           2001            2000
                                                             $               $
--------------------------------------------------------------------------------
Promissory note with interest rate of 10.77%
 per annum, repaid in blended monthly
 instalments of $6,468 per month                             -           50,161

Less: current portion                                        -          (50,161)
--------------------------------------------------------------------------------
                                                             -              -
--------------------------------------------------------------------------------

As collateral, the Company assigned short-term investments with a maturity value of $100,000 to the lender, which were released as collateral in November 2001.

Interest expense during the year ended November 30, 2001 amounted to $1,583 [2000 - $8,788; 1999 - $15,786].

11. SHARE CAPITAL

[a]   Authorized

200,000,000 common shares without par value

[b]   Issued

                                                       Number of
                                                     common shares       Amount
                                                           #                $
--------------------------------------------------------------------------------
Balance, November 30, 1998                             6,918,325     19,951,850
Issued for cash upon exercise of options                   1,250          5,000
Issued for cash upon exercise of warrants
 [v] and [vi]                                            234,750        845,100
Issued for cash pursuant to private placements,
 net of issuance costs [iv]                            1,821,411      4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                             8,975,736     25,282,040
Issued for cash upon exercise of options                  44,500        151,190
Issued for cash upon exercise of warrants [iv]           182,141        509,995
Issued for cash pursuant to private placements,
 net of issuance costs [ii] and [iii]                  1,476,585      7,348,434
Return of escrow shares [note 11[f]]                    (375,000)    (1,056,266)
--------------------------------------------------------------------------------
Balance, November 30, 2000                            10,303,962     32,235,393
Issued pursuant to a technology assignment
 agreement [i]                                             5,000         16,000
--------------------------------------------------------------------------------
Balance, November 30, 2001                            10,308,962     32,251,393
--------------------------------------------------------------------------------

[i]   In October 2001, the Company issued 5,000 common shares in settlement of an accounts payable balance of $16,000 with respect to a technology assignment agreement.

[ii]   On June 19, 2000, the Company completed a private placement of
1,387,300 special warrants at a price of $5.60 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one common share purchase warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $6.40 expiring April 14, 2002. All of these warrants remain outstanding at November 30, 2001 [note 11[e]]. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 138,730 agent's options to the lead agent of this financing which were converted into 138,730 common share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $5.60. All of these share purchase warrants expired on October 14, 2001.

11. SHARE CAPITAL (cont'd.)

[iii]   On June 5, 2000, the Company completed a non-brokered private placement of 89,286 units at $5.60 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one common share purchase warrant. Each full warrant share entitles the holder to acquire one common share at $6.40 expiring June 5, 2002. All of these warrants remain outstanding as at November 30, 2001 [note 11[e]].

[iv]   On November 18, 1999, the Company completed a private placement of
1,821,411 special warrants at a price of $2.80 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 182,141 agent's options to the lead agent of this financing which were converted into 182,141 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $2.80 until August 11, 2001. All share purchase warrants were exercised during the year ended November 30, 2000.

[v]   On June 30, 1997, the Company completed a brokered private placement of
250,000 units at $2.88 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 25,000 agent's warrants. Each full warrant entitled the holder to acquire one common share at $2.88 in the first year and $3.60 in the subsequent year. Of the 275,000 warrants issued, 55,000 were exercised during the year ended November 30, 1998 and 34,750 were exercised during the year ended November 30, 1999. The balance of 185,250 expired on June 29, 1999.

[vi]   On May 9, 1997, the Company completed a non-brokered private placement of 625,000 units at $2.88 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each full warrant entitled the holder to acquire one common share at $2.88 in the first year and $3.60 in the subsequent year. Of the 625,000 warrants issued, 425,000 were exercised during the year ended November 30, 1998. The remaining 200,000 were exercised during the year ended November 30, 1999.

11. SHARE CAPITAL (cont'd.)

[c]   Special warrants

On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant is convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $106,558, and granted 16,691 agent's warrants to the lead agent of this financing. Each warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003.

Pursuant to a final prospectus qualifying the common shares and common share purchase warrants on January 30, 2002, the Company issued 458,583 common shares and 229,292 common share purchase warrants.

[d]   Stock options

In May 1998, the shareholders approved the 1998 Stock Option Plan for which up to 1,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 1,500,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shareholders also approved the merger of the 1998 Plan into the 2001 Plan such that the options outstanding under the 1998 Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan. The shares available for issuance under the 2001 Plan generally vest over a period beginning immediately and up to 5 years with a term of six years. Of the total stock options outstanding at November 30, 2001, 180,000 options vest upon the achievement of certain milestones [November 30, 2000 - 55,000]. At November 30, 2001, the Company has 420,313 [November 30, 2000 - 85,950] common shares available for future issuance under the 2001 Plan.

11. SHARE CAPITAL (cont'd.)

At November 30, 2001, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

           Number of common shares
    under option     currently exercisable   Exercise price   Date of expiry
         #                      #                  $
--------------------------------------------------------------------------------
      37,500                  37,500             2.80         April 2, 2002
      72,500                  72,500             5.60         April 2, 2002
      10,000                  10,000             5.68         April 20, 2002
      20,000                  20,000             5.00         May 29, 2002
       5,000                   2,500             2.92         July 31, 2002
      25,000                  25,000             2.44         October 31, 2002
     150,000                 120,000             5.96         March 17, 2003
      15,000                  15,000             4.40         February 8, 2004
      57,500                  55,000             6.32         June 11, 2004
      66,250                  66,250             4.20         October 15, 2004
      12,500                  12,500             2.44         October 31, 2004
       7,500                   7,500             5.04         January 10, 2005
      12,500                   5,000             4.20         February 24, 2005
      13,750                  13,750             7.24         March 29, 2005
      15,000                  12,500             2.44         October 31, 2005
      12,500                   5,000             4.20         February 13, 2006
     117,188                  72,188             5.08         May 24, 2006
      60,000                  60,000             3.00         August 21, 2006
      66,250                  33,875             5.52         September 12, 2006
      18,750                   5,000             6.20         September 17, 2006
       9,375                    -                2.60         December 18, 2006
     187,500                  62,500             2.92         January 29, 2007
       7,500                    -                3.52         May 27, 2007
      18,750                    -                3.00         August 21, 2007
      61,875                  12,500             2.80         November 26, 2007
--------------------------------------------------------------------------------
   1,079,688                 726,063
================================================================================

11. SHARE CAPITAL (cont'd.)

Stock options outstanding at November 30, 2001, are summarized as follows:

                                                  Number of   Weighted average
                                               common shares      exercise
                                                 under option       price
                                                      #              $
--------------------------------------------------------------------------------
Balance, November 30, 1998                           591,825          5.24
Options granted                                      120,000          3.68
Options exercised                                     (1,250)         4.00
Options forfeited                                    (39,825)         4.84
--------------------------------------------------------------------------------
Balance, November 30, 1999                           670,750          5.00
Options granted                                      318,438          5.24
Options exercised                                    (44,500)         3.40
Options forfeited                                    (25,000)         5.20
--------------------------------------------------------------------------------
Balance, November 30, 2000                           919,688          5.16
Options granted                                      391,250          2.92
Options forfeited                                   (221,250)         5.08
Options cancelled [i]                                (10,000)         4.92
--------------------------------------------------------------------------------
Balance, November 30, 2001                         1,079,688          4.37
--------------------------------------------------------------------------------

[i]   On August 22, 2001, pursuant to the adoption of a new director's compensation package, the Company cancelled 10,000 stock options with an exercise price of $4.20 previously granted to a director and granted 7,500 new stock options with an exercise price of $3.00.

[e]   Common share purchase warrants

At November 30, 2001, common share purchase warrants were outstanding as follows:

     Number of common
      shares issuable                Exercise price
           #                                $             Date of expiry
--------------------------------------------------------------------------------
         693,650                          6.40            April 14, 2002
          44,643                          6.40            June 5, 2002
         187,500                          [i]                  [i]
          16,691 [note 11[c]]             2.40            October 10, 2003
         229,292 [note 11[c]]             3.20            October 10, 2003
--------------------------------------------------------------------------------
       1,171,776
--------------------------------------------------------------------------------

[i] see note 12[d].

11. SHARE CAPITAL (cont'd.)

[f]   Escrow shares

Prior to February 22, 2000, the Company had 375,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts. The 375,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

[g]   Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2001 and 2000, these milestones had not been achieved.

[h]   Loss per common share

                                           2001           2000           1999
                                             $              $              $
--------------------------------------------------------------------------------

Numerator
Loss for the year                      (7,157,885)    (6,495,636)    (4,451,320)
--------------------------------------------------------------------------------

Denominator
Weighted average number of
 common shares outstanding             10,304,579      9,445,511      7,082,933
Escrowed shares                               -          (86,301)      (375,000)
--------------------------------------------------------------------------------
                                       10,304,579      9,359,210      6,707,933
--------------------------------------------------------------------------------
Loss per common share                       (0.69)         (0.69)         (0.66)
--------------------------------------------------------------------------------

12. COMMITMENTS

[a]   Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately $80,000.

Rent expense for the year ended November 30, 2001 amounted to $256,020 [2000 - $256,285; 1999 - $141,717].

[b]   Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures of $1,400,000 for the year ending November 30, 2002.

[c]   License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2001 and 2000, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nociblocker technology. As at November 30, 2001 and 2000, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

12. COMMITMENTS (cont'd.)

[d]   Service agreement

In August 2001, the Company entered into a consulting agreement with a third party. The agreement requires the payment of US$5,000 per month for the term of the agreement, which expired on February 9, 2002. The Company is required to pay a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue additional warrants, as described in the agreement. In addition, the Company agreed to grant, subject to regulatory approval, 187,500 retainer warrants which vest on February 9, 2002 with the following terms [note 11[e]].

   Number of options             Exercise price
           #                          US$             Date of expiry
--------------------------------------------------------------------------------
        75,000                        2.40       February 9, 2004 [i]
        25,000                        4.80       February 9, 2004 [i]
        25,000                        8.00       February 9, 2004 [i] and [ii]
        37,500                        2.40       February 9, 2007 [iii]
        12,500                        4.80       February 9, 2007 [iii]
        12,500                        8.00       February 9, 2007 [ii] and [iii]
--------------------------------------------------------------------------------
       187,500
--------------------------------------------------------------------------------

The fair value of the warrants granted, which was estimated using the Black Scholes Pricing Model, in the amount of $136,000 has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the year ended November 30, 2001.

[i]   The expiry date of these warrants may be extended through February 9,
2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii]   In November 2001, the exercise price of these warrants was decreased from $12.00 to $8.00, subject to regulatory and Board approval.

[iii]   In November 2001, the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007, subject to regulatory and Board approval.

13. COLLABORATIVE AGREEMENTS

On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which $nil was collected during the year ended November 30, 2001 [2000 - US$1,000,000], and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent (see note 19[e]).

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

14. INCOME TAXES

At November 30, 2001, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                    Investment         Non-capital
                                    tax credits        losses
                                        $                 $
----------------------------------------------------------------------

2002                                    -                 332,000
2003                                    -                 545,000
2004                                  4,000             1,530,000
2005                                 62,000             2,830,000
2006                                111,000             2,549,000
2007                                261,000             2,482,000
2008                                520,000             3,998,000
2009                                402,000                   -
2010                                558,000                   -
2011                                745,000                   -
----------------------------------------------------------------------
                                  2,663,000            14,266,000
----------------------------------------------------------------------

14. INCOME TAXES (cont'd.)

Significant components of the Company's future tax assets and liabilities are shown below:

                                                 November 30,      December 1,
                                                     2001             2000
                                                       $                $
--------------------------------------------------------------------------------

Future tax assets:
Tax loss carryforwards                             5,081,900         3,725,000
Research and development deductions and credits    5,485,900         2,472,400
Tax values of depreciable assets in excess of
 accounting values                                   649,400           525,700
Revenue unearned for accounting purposes             480,300           710,000
Share issue costs                                    328,200           406,600
Other items                                            2,600            63,600
--------------------------------------------------------------------------------
Total future tax assets                           12,028,300         7,903,300
Valuation allowance                              (11,647,100)       (7,475,300)
--------------------------------------------------------------------------------
Total future tax assets                              381,200           428,000
--------------------------------------------------------------------------------

Future tax liabilities:
Accounting value of technology in excess
 of tax value                                       (381,200)         (428,000)
--------------------------------------------------------------------------------
Total future tax liabilities                        (381,200)         (428,000)
--------------------------------------------------------------------------------
Net future tax assets                                    -                 -
--------------------------------------------------------------------------------

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. In prior periods the Company had concluded the realization of the loss carryforwards and tax credits under the deferral method of tax allocation did not meet the virtual certainty and reasonable assurance test. Accordingly, no future tax assets were recorded at November 30, 2001 and 2000.

14. INCOME TAXES (cont'd.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 44.62% [2000 - 45.62%; 1999 - 45.62%] statutory tax rate, is:

                                             Liability     Deferral method
                                              method    Years ended November 30,
                                             ---------  ------------------------
                                               2001         2000       1999
                                                 $            $          $
--------------------------------------------------------------------------------
Tax provision at combined statutory
 income tax rate                           (3,193,900)  (2,963,300)  (2,030,700)
Occurrence of losses and deferred
 tax credits for which no tax
 benefit has been recorded                  1,784,000    1,360,300    1,162,800
Amortization in excess of capital cost
 allowance for tax                            245,500      418,500      617,000
Research and development expenses
not deducted for tax purposes               1,383,100      690,700      619,400
Share issue costs                            (158,300)    (196,500)    (112,500)
Utilization of losses not previously booked       -            -       (366,700)
Revenue unearned for accounting purposes
 [note 3[b]]                                  (67,400)     684,100          -
Other                                           7,000        6,200      110,700
--------------------------------------------------------------------------------
                                                  -            -            -
--------------------------------------------------------------------------------


15. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                               2001         2000       1999
                                                 $            $          $
--------------------------------------------------------------------------------
Companies with a common director for:
- contract research services                   16,838       30,539      163,954
- administrative consulting services              -            -          6,500
Directors for:
- research consulting services                113,732      104,901       37,761
- administrative consulting services           16,500       30,700        3,500
--------------------------------------------------------------------------------

15. RELATED PARTY TRANSACTIONS (cont'd.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in amounts receivable at November 30, 2001 is $1,500 [November 30, 2000
- $nil] due from a company with a common director.

Included in accounts payable and accrued liabilities at November 30, 2001 is $84,709 [2000 - $18,276] owing to directors and/or companies with a common director.


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a]   As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $325,280 [2000 - $428,000] difference in technology and deficit under U.S. GAAP.

[b]   Under U.S. GAAP, the Company has allocated the gross proceeds received from its private placements to the common shares or special warrants issued and warrants granted, based on their relative fair values. For the year ended November 30, 2000, the Company has allocated the portion of gross proceeds related to the warrants of approximately $1,085,000 to contributed surplus. The fair values of the warrants and special warrants were determined using the Black Scholes pricing model.

16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[c]   For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company will record, in future periods, additional compensation expense of $nil in respect of options granted to executive officers, directors and employees below fair market value [2000 - $4,100; 1999 - $nil].

The Company accounts for the cancellation and re-issuance of stock options to executive officers, directors and employees under APB 25 and related interpretations, whereby stock options cancelled and re-granted at a lower exercise, within six months of cancellation are subject to variable accounting. For the year ended November 30, 2001, no compensation expense was recorded as a result of stock options that were cancelled and re-granted to executive officers, directors and employees.

[d]   Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the year ended November 30, 2001 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 0.99 [2000 - 0.96; 1999 - 0.83], risk-free interest rate 5.0% [2000 - 6.5%; 1999 -
5.7%] and expected average option life of 4.5 years [2000 - 4.8; 1999 - 3.7]. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $15,000 [2000 - $121,000, 1999 - $18,000] in respect of options granted to non-employees in future periods.

[e]   Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

[f]   Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis as an adjustment to prior years' reported losses. Under U.S. GAAP, the cumulative effect of the change is recorded as an adjustment to the current year's reported net loss.

16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                               Years ended November 30
                                     -------------------------------------------
                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------
Loss for year, Canadian GAAP           (7,157,885)   (6,495,636)   (4,451,320)
Adjustment to eliminate retroactive
 change in accounting policy
 [note 16[f]]                                 -       1,499,598           -
Amortization of other assets
 [note 16[a]]                            (102,720)          -             -
Adjustment for stock-based
 compensation
   - employees                            (44,100)      (28,400)          -
   - non-employees                        (35,000)     (179,500)      (51,000)
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP before
 cumulative effect of change in
 accounting policy                     (7,339,705)   (5,203,938)   (4,502,320)
Cumulative effect of change in
 accounting policy [note 16[f]]        (1,499,598)          -             -
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP           (8,839,303)   (5,203,938)   (4,502,320)
Reclassification adjustment for
 unrealized gains on short-term
 investments                             (117,662)          -             -
Unrealized gains on investments            29,591       117,662           -
--------------------------------------------------------------------------------
Comprehensive loss for the year,
 U.S. GAAP                             (8,927,374)   (5,086,276)   (4,502,320)
--------------------------------------------------------------------------------

Loss for the year, U.S. GAAP           (8,839,303)   (5,203,938)   (4,502,320)
--------------------------------------------------------------------------------

Weighted average number of common
 shares outstanding, U.S. GAAP         10,304,579     9,359,210     6,707,933
--------------------------------------------------------------------------------

Loss per common share, U.S. GAAP:
 Before change in accounting policy         (0.71)        (0.56)        (0.67)
 Change in accounting policy                (0.15)          -             -
--------------------------------------------------------------------------------
Loss per common share, U.S. GAAP            (0.86)        (0.56)        (0.67)
--------------------------------------------------------------------------------

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                     2001                2000
                                                       $                    $
--------------------------------------------------------------------------------
Cash and cash equivalents                          1,385,101          3,256,629
Short-term investments                             2,828,070          7,080,173
Other assets                                       1,861,529          2,009,018
Deferred revenue                                   1,348,374                -
Share capital                                     30,966,393         30,950,393
Accumulated other comprehensive income                29,591            117,662
Contributed surplus                                3,311,516          3,096,416
Deficit                                          (30,905,080)       (22,065,777)
--------------------------------------------------------------------------------

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 2001, 92% and 8% of research collaborative, licensing and option fees are derived from 2 collaborators in Sweden and United States, respectively [November 30, 2000 - 75% from one collaborator in Sweden; November 30, 1999 - 95% from one collaborator in Switzerland].


18.   RESEARCH AND DEVELOPMENT / GENERAL AND ADMINISTRATIVE EXPENSES

[a]   Research and development expenses comprise:


                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------
Consulting and other                     1,135,011      748,349       457,676
Lab supplies and operating facility        846,949      873,720       626,321
Salaries and benefits                    1,430,766    1,313,371     1,211,697
Research and development agreements      2,086,112    1,797,216     1,289,899
--------------------------------------------------------------------------------
                                         5,498,838    4,732,656     3,585,593
--------------------------------------------------------------------------------

18.   RESEARCH AND DEVELOPMENT / GENERAL AND ADMINISTRATIVE EXPENSES (cont'd.)

[b]   General and administrative expenses comprise:

                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------

Consulting and professional fees          538,630       314,562       191,509
Office and miscellaneous                  530,827       668,414       317,197
Salaries and benefits                     577,117       478,181       406,796
Travel and other                           94,619       107,887        82,388
--------------------------------------------------------------------------------
                                        1,741,193     1,569,044       997,890
--------------------------------------------------------------------------------


19. SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2001:

[a]   On December 21, 2001, the Company entered into an acquisition agreement with Paralex, Inc., a U.S. private company, whereby the Company will acquire all of the outstanding shares of Paralex, Inc. in exchange for common shares of the Company.

   On February 15, 2002, the shareholders approved the acquisition of Paralex, Inc. and authorized the directors to consolidate the shares on a four for one basis, subject to regulatory approval, and continue the Company under the Canada Business Corporation Act. All share capital, options, warrants and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the share consolidation.

   Costs incurred as at November 30, 2001 of $155,075 in connection with this agreement have been deferred.

   On March 8, 2002, the Company completed the acquisition of Paralex and issued 8,203,396 common shares of the Company.

[b]   The Company granted 25,000 options to acquire common shares at a weighted average exercise price of $3.00 per share expiring through December 12, 2007. In addition, 16,875 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $4.96 per share expiring through November 26, 2007.

19. SUBSEQUENT EVENTS (cont'd.)

[c]   On March 8, 2002, the Company issued, pursuant to public offering,
9,309,657 units at a price of $3.32 per unit. Each unit consists of one common share of the Company and one quarter of a common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $6.64, exercisable through March 8, 2004. The gross proceeds of the offering were $30,908,061 (before agents' fees of $2,163,564 and other expenses of approximately $500,000). In addition, the Company granted the agent warrants to acquire 930,966 units for $3.80 per unit until March 8, 2004.

[d]   Subsequent to year end, the Company renewed its current operating lease premises agreement, with a total commitment of $521,560 through March 2004.

[e]   On March 28, 2002 the Company announced that it had received notice from
AstraZeneca that AstraZeneca does not intend to proceed with clinical development of the Company's RSD1122 compound and accordingly will terminate the license agreement (see note 13).

                                                                       Exhibit 6

Consolidated Financial Statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
(Expressed in Canadian dollars)

November 30, 2001

                                AUDITORS' REPORT



To the Shareholders of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have audited the consolidated balance sheets of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at November 30, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied except for the change in the method of accounting for income taxes as explained in note 3[a] to the financial statements, on a consistent basis.

As discussed in note 3 to the financial statements, the Company retroactively changed its policies for revenue recognition and its method of determining loss per common share.


Vancouver, Canada,
February 8, 2002 (except as to note 19[a] and 19[c]
which are as of March 8, 2002 and note 19[e] which        /s/ Ernst & Young LLP
is as of March 28, 2002)                                  Chartered Accountants


  Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated February 8, 2002 (except as to note 19[a] and 19[c] which are as of March 8, 2002 and note 19[e] which is as of March 28,
2002) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.


Vancouver, Canada,                                        /s/ Ernst & Young LLP
February 8, 2002.                                         Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS
          [See Note 1 - Nature of Operations and Basis of Presentation]

As at November 30                               (expressed in Canadian dollars)



                                                      2001               2000
                                                        $                  $
--------------------------------------------------------------------------------
                                                                     [restated -
                                                                  see note 3[b]]
ASSETS
Current
Cash and cash equivalents [note 5]                1,381,750           3,247,479
Short-term investments [notes 5, 9 and 10]        2,801,830           6,971,661
Amounts receivable and other [notes 6 and 15]       247,211             390,912
--------------------------------------------------------------------------------
Total current assets                              4,430,791          10,610,052
Capital assets [note 7]                             302,583             452,970
Other assets [note 8]                             1,536,249           2,009,018
--------------------------------------------------------------------------------
                                                  6,269,623          13,072,040
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 15]  907,700             999,702
Current portion of capital lease obligations            -                41,145
Current portion of long-term debt [note 10]             -                50,161
--------------------------------------------------------------------------------
Total current liabilities                           907,700           1,091,008
Deferred revenue                                  1,348,374           1,499,598
--------------------------------------------------------------------------------
Total liabilities                                 2,256,074           2,590,606
--------------------------------------------------------------------------------
Commitments [note 12]

Shareholders' equity
Share capital [note 11]                          32,251,393          32,235,393
Special warrants [note 11[c]]                       966,000                 -
Contributed surplus [note 11[f]]                  1,192,266           1,056,266
Deficit                                         (30,396,110)        (22,810,225)
--------------------------------------------------------------------------------
Total shareholders' equity                        4,013,549          10,481,434
--------------------------------------------------------------------------------
                                                  6,269,623          13,072,040
================================================================================

See accompanying notes

On behalf of the Board:

                       /s/ Robert W. Rieder                  /s/ Colin R. Mallet
                           Director                              Director

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
          [See Note 1 - Nature of Operations and Basis of Presentation]

Years ended November 30                          (expressed in Canadian dollars)


                                                             2001                  2000                  1999
                                                               $                     $                     $
------------------------------------------------------------------------------------------------------------------
                                                                               [restated -             [restated -
                                                                         see notes 3[b] and 3[c]]   see note 3[c]]
REVENUE
Research collaborative, licensing and
option fees [notes 3[b] and 13]                            197,028                92,095                482,876
Grant income                                                88,137               135,363                 45,810
Interest and other income                                  347,078               495,894                258,395
------------------------------------------------------------------------------------------------------------------
                                                           632,243               723,352                787,081
------------------------------------------------------------------------------------------------------------------

EXPENSES [note 15]
Research and development [note 18]                       5,498,838             4,732,656              3,585,593
General and administration [note 18]                     1,741,193             1,569,044                997,890
Amortization                                               550,097               917,288                654,918
------------------------------------------------------------------------------------------------------------------
                                                         7,790,128             7,218,988              5,238,401
------------------------------------------------------------------------------------------------------------------
Loss for the year                                       (7,157,885)           (6,495,636)            (4,451,320)

Deficit, beginning of year                             (22,810,225)          (16,314,589)           (11,863,269)
Adjustment for future income taxes [note 3[a]]            (428,000)                  -                      -
------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                   (30,396,110)          (22,810,225)           (16,314,589)
------------------------------------------------------------------------------------------------------------------

Net loss per common share [notes 3[c] and 11[h]]             (0.69)                (0.69)                 (0.66)
------------------------------------------------------------------------------------------------------------------

Weighted average number of
     common shares outstanding [notes 3[c] and 11[h]]   10,304,579             9,359,210              6,707,933
------------------------------------------------------------------------------------------------------------------

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          [See Note 1 - Nature of Operations and Basis of Presentation]

Years ended November 30                          (expressed in Canadian dollars)


                                                             2001                  2000                  1999
                                                               $                     $                     $
------------------------------------------------------------------------------------------------------------------
                                                                               [restated -
                                                                               see note 3[b]
OPERATING ACTIVITIES
Loss for the year                                       (7,157,885)           (6,495,636)            (4,451,320)
Add items not affecting cash:
     Amortization                                          550,097               917,288                654,918
     Stock-based compensation                              136,000                16,000                    -
Changes in non-cash working capital items relating
     to operations:
     Amounts receivable and other                          143,701              (132,396)                18,744
     Accounts payable and accrued liabilities             (214,156)              253,458                227,062
     Deferred revenue                                     (151,224)            1,499,598                    -
------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                       (6,693,467)           (3,941,688)            (3,550,596)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                                      -               8,009,619              5,412,353
Issuance of special warrants                               966,000                   -                      -
Payment on obligations under capital leases                (41,145)              (60,602)               (71,221)
Repayment of long-term debt                                (50,161)              (68,829)               (61,830)
------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                      874,694             7,880,188              5,279,302
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                 (74,776)             (179,085)               (60,190)
Patent costs capitalized                                  (125,090)             (324,445)              (168,160)
Short-term investments                                   4,169,831            (4,396,494)            (1,210,917)
Increase in deferred acquisition costs                     (16,921)                  -                      -
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities          3,953,044            (4,900,024)            (1,439,267)
------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
    during the year                                     (1,865,729)             (961,524)               289,439
Cash and cash equivalents, beginning of year             3,247,479             4,209,003              3,919,564
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                   1,381,750             3,247,479              4,209,003
------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
     Interest paid                                           5,369                15,850                 27,704
------------------------------------------------------------------------------------------------------------------


See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)




1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. On June 20, 2001, the Company changed its name to Cardiome Pharma Corp. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The Company's consolidated financial statements for the year ended November 30, 2001 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future.

The Company has suffered recurring losses and negative cash flows and has an accumulated deficit of $30,396,110 at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon its ability to obtain additional capital. Management expects to raise additional capital through private placements and public offerings [note 19]. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company's operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.


2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd.
(RSD) and Atriven Cardiology Inc., and its wholly-owned United States subsidiary, Cardiome, Inc., an inactive company with nominal assets and liabilities. Cardiome, Inc. was incorporated on November 9, 2001 under the General Corporation Law of the State of Delaware. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign currency translation

Monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

Cardiome, Inc. is considered an integrated foreign operation and its accounts are translated using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect at the time of the transactions. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at lower of cost or market.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Technology, license and patent costs

The fair value of the technology acquired has been recorded as other assets. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes patent costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestones are recognized upon the achievement of the specified milestones. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted to officers, directors and employees. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share has not been presented because outstanding options and warrants are anti-dilutive.


3. CHANGE IN ACCOUNTING PRINCIPLES

[a]   Income taxes

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the year ended November 30, 2001 of $102,720. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


3. CHANGE IN ACCOUNTING PRINCIPLES (cont'd.)

[b]   Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

During the year ended November 30, 2001, the change resulted in an increase in research collaborative, licensing, and option fees and a decrease in the net loss of $151,224 from $7,309,109 that would have been reported had the change not been made. This change has been applied retroactively and prior periods have been restated with the following effect:

                                               As originally reported                        As restated
                                              Years ended November 30,                 Years ended November 30,
                                           2001         2000         1999           2001         2000         1999
                                             $            $            $              $            $            $
-----------------------------------------------------------------------------------------------------------------------
Research collaborative, licensing
  and option fees                         197,028     2,081,046      482,876       197,028        92,095       482,876
Loss for the year                      (7,157,885)   (4,496,038)  (4,451,320)   (7,157,885)   (6,495,636)   (4,451,320)
Net loss per common share [note 3[c]]       (0.69)        (0.48)       (0.63)        (0.69)        (0.69)        (0.66)
Deferred revenue                        1,348,374           -            -       1,348,374    (1,499,598)          -
Deficit                               (30,396,110)  (20,810,627) (16,314,589)  (30,396,110)  (22,810,225)  (16,314,589)
-----------------------------------------------------------------------------------------------------------------------

[c]   Loss per common share

Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude escrowed shares [note 11[f]] from the weighted average number of common shares outstanding in the calculation of loss per common share. For the year ended November 30, 2001, the change resulted in an increase in the loss per common share of $nil [2000 - $nil; 1999 - $0.03] to $0.69 [2000 - $0.69; 1999 - $0.66]
from $0.69 [2000 - $0.69; 1999 - $0.63] that would have been reported had the change not been made.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, amounts receivable and other, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bore interest at rates which, in management's opinion, approximated the current interest rates and therefore, approximated their fair value.


5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $1,094,000 [2000 - $2,914,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 4.64% at November 30, 2001 [2000 - 6.02%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $nil [November 30, 2000 - $1,216,560 (US$792,031)].

Short-term investments comprise mainly commercial papers and term deposits with an average interest rate of 3.23% at November 30, 2001 [2000 - 5.76%] and maturities to April 2002 [2000 - July 2001].


6. AMOUNTS RECEIVABLE AND OTHER

                                                     2001            2000
                                                       $               $
-----------------------------------------------------------------------------

Prepaid expenses                                   147,681         137,287
Interest and other receivables                      99,530         253,625
-----------------------------------------------------------------------------
                                                   247,211         390,912
-----------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


7. CAPITAL ASSETS

                                                        Accumulated     Net book
                                             Cost       amortization      value
                                               $              $             $
--------------------------------------------------------------------------------
2001
Laboratory equipment                       728,194          509,386     218,808
Computer equipment                         369,468          360,322       9,146
Office equipment                           109,242           67,848      41,394
Leasehold improvements                      29,255            7,765      21,490
Web-site development costs                  13,640            1,895      11,745
--------------------------------------------------------------------------------
                                         1,249,799          947,216     302,583
--------------------------------------------------------------------------------

2000
Laboratory equipment                       583,238          310,588     272,650
Computer equipment                         347,998          299,304      48,694
Office equipment                            98,451           46,585      51,866
Leasehold improvements                      10,093            2,021       8,072
Equipment under capital lease              135,243           63,555      71,688
--------------------------------------------------------------------------------
                                         1,175,023          722,053     452,970
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


8. OTHER ASSETS

                                                        Accumulated     Net book
                                             Cost       amortization      value
                                               $              $             $
--------------------------------------------------------------------------------

2001
Technology                                 2,968,193      2,190,015     778,178
License                                      105,208         52,603      52,605
Patents                                    1,121,198        570,807     550,391
Deferred acquisition costs [note 19[a]]      155,075            -       155,075
--------------------------------------------------------------------------------
Total                                      4,349,674      2,813,425   1,536,249
--------------------------------------------------------------------------------

2000
Technology                                 3,396,193      1,953,115   1,443,078
License                                      105,208         42,082      63,126
Patents                                      996,108        493,294     502,814
--------------------------------------------------------------------------------
Total                                      4,497,509      2,488,491   2,009,018
--------------------------------------------------------------------------------

During the year ended November 30, 2001, the Company recorded additional amortization expense of approximately $nil [2000 - $287,000; 1999 - $nil] with respect to patents no longer directly related to the Company's current focus.


9. CREDIT FACILITY

At November 30, 2001, the Company has available an operating line of credit of $30,000 [2000 - $100,000]. Borrowings under this operating line of credit are collateralized by a cashable certificate of $100,000 [2000 - $100,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At November 30, 2001 and 2000, there was no outstanding balance drawn on this credit facility.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


10. LONG-TERM DEBT

                                                           2001            2000
                                                             $               $
--------------------------------------------------------------------------------
Promissory note with interest rate of 10.77%
 per annum, repaid in blended monthly
 instalments of $6,468 per month                             -           50,161

Less: current portion                                        -          (50,161)
--------------------------------------------------------------------------------
                                                             -              -
--------------------------------------------------------------------------------

As collateral, the Company assigned short-term investments with a maturity value of $100,000 to the lender, which were released as collateral in November 2001.

Interest expense during the year ended November 30, 2001 amounted to $1,583 [2000 - $8,788; 1999 - $15,786].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL

[a]   Authorized

200,000,000 common shares without par value

[b]   Issued

                                                       Number of
                                                     common shares       Amount
                                                           #                $
--------------------------------------------------------------------------------
Balance, November 30, 1998                             6,918,325     19,951,850
Issued for cash upon exercise of options                   1,250          5,000
Issued for cash upon exercise of warrants
 [v] and [vi]                                            234,750        845,100
Issued for cash pursuant to private placements,
 net of issuance costs [iv]                            1,821,411      4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                             8,975,736     25,282,040
Issued for cash upon exercise of options                  44,500        151,190
Issued for cash upon exercise of warrants [iv]           182,141        509,995
Issued for cash pursuant to private placements,
 net of issuance costs [ii] and [iii]                  1,476,585      7,348,434
Return of escrow shares [note 11[f]]                    (375,000)    (1,056,266)
--------------------------------------------------------------------------------
Balance, November 30, 2000                            10,303,962     32,235,393
Issued pursuant to a technology assignment
 agreement [i]                                             5,000         16,000
--------------------------------------------------------------------------------
Balance, November 30, 2001                            10,308,962     32,251,393
--------------------------------------------------------------------------------

[i]   In October 2001, the Company issued 5,000 common shares in settlement of an accounts payable balance of $16,000 with respect to a technology assignment agreement.

[ii]   On June 19, 2000, the Company completed a private placement of
1,387,300 special warrants at a price of $5.60 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one common share purchase warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $6.40 expiring April 14, 2002. All of these warrants remain outstanding at November 30, 2001 [note 11[e]]. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 138,730 agent's options to the lead agent of this financing which were converted into 138,730 common share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $5.60. All of these share purchase warrants expired on October 14, 2001.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

[iii]   On June 5, 2000, the Company completed a non-brokered private placement of 89,286 units at $5.60 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one common share purchase warrant. Each full warrant share entitles the holder to acquire one common share at $6.40 expiring June 5, 2002. All of these warrants remain outstanding as at November 30, 2001 [note 11[e]].

[iv]   On November 18, 1999, the Company completed a private placement of
1,821,411 special warrants at a price of $2.80 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 182,141 agent's options to the lead agent of this financing which were converted into 182,141 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $2.80 until August 11, 2001. All share purchase warrants were exercised during the year ended November 30, 2000.

[v]   On June 30, 1997, the Company completed a brokered private placement of
250,000 units at $2.88 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 25,000 agent's warrants. Each full warrant entitled the holder to acquire one common share at $2.88 in the first year and $3.60 in the subsequent year. Of the 275,000 warrants issued, 55,000 were exercised during the year ended November 30, 1998 and 34,750 were exercised during the year ended November 30, 1999. The balance of 185,250 expired on June 29, 1999.

[vi]   On May 9, 1997, the Company completed a non-brokered private placement of 625,000 units at $2.88 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each full warrant entitled the holder to acquire one common share at $2.88 in the first year and $3.60 in the subsequent year. Of the 625,000 warrants issued, 425,000 were exercised during the year ended November 30, 1998. The remaining 200,000 were exercised during the year ended November 30, 1999.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

[c]   Special warrants

On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant is convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $106,558, and granted 16,691 agent's warrants to the lead agent of this financing. Each warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003.

Pursuant to a final prospectus qualifying the common shares and common share purchase warrants on January 30, 2002, the Company issued 458,583 common shares and 229,292 common share purchase warrants.

[d]   Stock options

In May 1998, the shareholders approved the 1998 Stock Option Plan for which up to 1,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 1,500,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shareholders also approved the merger of the 1998 Plan into the 2001 Plan such that the options outstanding under the 1998 Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan. The shares available for issuance under the 2001 Plan generally vest over a period beginning immediately and up to 5 years with a term of six years. Of the total stock options outstanding at November 30, 2001, 180,000 options vest upon the achievement of certain milestones [November 30, 2000 - 55,000]. At November 30, 2001, the Company has 420,313 [November 30, 2000 - 85,950] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

At November 30, 2001, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

           Number of common shares
    under option     currently exercisable   Exercise price   Date of expiry
         #                      #                  $
--------------------------------------------------------------------------------
      37,500                  37,500             2.80         April 2, 2002
      72,500                  72,500             5.60         April 2, 2002
      10,000                  10,000             5.68         April 20, 2002
      20,000                  20,000             5.00         May 29, 2002
       5,000                   2,500             2.92         July 31, 2002
      25,000                  25,000             2.44         October 31, 2002
     150,000                 120,000             5.96         March 17, 2003
      15,000                  15,000             4.40         February 8, 2004
      57,500                  55,000             6.32         June 11, 2004
      66,250                  66,250             4.20         October 15, 2004
      12,500                  12,500             2.44         October 31, 2004
       7,500                   7,500             5.04         January 10, 2005
      12,500                   5,000             4.20         February 24, 2005
      13,750                  13,750             7.24         March 29, 2005
      15,000                  12,500             2.44         October 31, 2005
      12,500                   5,000             4.20         February 13, 2006
     117,188                  72,188             5.08         May 24, 2006
      60,000                  60,000             3.00         August 21, 2006
      66,250                  33,875             5.52         September 12, 2006
      18,750                   5,000             6.20         September 17, 2006
       9,375                    -                2.60         December 18, 2006
     187,500                  62,500             2.92         January 29, 2007
       7,500                    -                3.52         May 27, 2007
      18,750                    -                3.00         August 21, 2007
      61,875                  12,500             2.80         November 26, 2007
--------------------------------------------------------------------------------
   1,079,688                 726,063
================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

Stock options outstanding at November 30, 2001, are summarized as follows:

                                                  Number of   Weighted average
                                               common shares      exercise
                                                 under option       price
                                                      #              $
--------------------------------------------------------------------------------
Balance, November 30, 1998                           591,825          5.24
Options granted                                      120,000          3.68
Options exercised                                     (1,250)         4.00
Options forfeited                                    (39,825)         4.84
--------------------------------------------------------------------------------
Balance, November 30, 1999                           670,750          5.00
Options granted                                      318,438          5.24
Options exercised                                    (44,500)         3.40
Options forfeited                                    (25,000)         5.20
--------------------------------------------------------------------------------
Balance, November 30, 2000                           919,688          5.16
Options granted                                      391,250          2.92
Options forfeited                                   (221,250)         5.08
Options cancelled [i]                                (10,000)         4.92
--------------------------------------------------------------------------------
Balance, November 30, 2001                         1,079,688          4.37
--------------------------------------------------------------------------------

[i]   On August 22, 2001, pursuant to the adoption of a new director's compensation package, the Company cancelled 10,000 stock options with an exercise price of $4.20 previously granted to a director and granted 7,500 new stock options with an exercise price of $3.00.

[e]   Common share purchase warrants

At November 30, 2001, common share purchase warrants were outstanding as follows:

     Number of common
      shares issuable                Exercise price
           #                                $             Date of expiry
--------------------------------------------------------------------------------
         693,650                          6.40            April 14, 2002
          44,643                          6.40            June 5, 2002
         187,500                          [i]                  [i]
          16,691 [note 11[c]]             2.40            October 10, 2003
         229,292 [note 11[c]]             3.20            October 10, 2003
--------------------------------------------------------------------------------
       1,171,776
--------------------------------------------------------------------------------

[i] see note 12[d].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

[f]   Escrow shares

Prior to February 22, 2000, the Company had 375,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts. The 375,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

[g]   Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2001 and 2000, these milestones had not been achieved.

[h]   Loss per common share

                                           2001           2000           1999
                                             $              $              $
--------------------------------------------------------------------------------

Numerator
Loss for the year                      (7,157,885)    (6,495,636)    (4,451,320)
--------------------------------------------------------------------------------

Denominator
Weighted average number of
 common shares outstanding             10,304,579      9,445,511      7,082,933
Escrowed shares                               -          (86,301)      (375,000)
--------------------------------------------------------------------------------
                                       10,304,579      9,359,210      6,707,933
--------------------------------------------------------------------------------
Loss per common share                       (0.69)         (0.69)         (0.66)
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


12. COMMITMENTS

[a]   Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately $80,000.

Rent expense for the year ended November 30, 2001 amounted to $256,020 [2000 - $256,285; 1999 - $141,717].

[b]   Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures of $1,400,000 for the year ending November 30, 2002.

[c]   License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2001 and 2000, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nociblocker technology. As at November 30, 2001 and 2000, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


12. COMMITMENTS (cont'd.)

[d]   Service agreement

In August 2001, the Company entered into a consulting agreement with a third party. The agreement requires the payment of US$5,000 per month for the term of the agreement, which expired on February 9, 2002. The Company is required to pay a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue additional warrants, as described in the agreement. In addition, the Company agreed to grant, subject to regulatory approval, 187,500 retainer warrants which vest on February 9, 2002 with the following terms [note 11[e]].

   Number of options             Exercise price
           #                          US$             Date of expiry
--------------------------------------------------------------------------------
        75,000                        2.40       February 9, 2004 [i]
        25,000                        4.80       February 9, 2004 [i]
        25,000                        8.00       February 9, 2004 [i] and [ii]
        37,500                        2.40       February 9, 2007 [iii]
        12,500                        4.80       February 9, 2007 [iii]
        12,500                        8.00       February 9, 2007 [ii] and [iii]
--------------------------------------------------------------------------------
       187,500
--------------------------------------------------------------------------------

The fair value of the warrants granted, which was estimated using the Black Scholes Pricing Model, in the amount of $136,000 has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the year ended November 30, 2001.

[i]   The expiry date of these warrants may be extended through February 9,
2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii]   In November 2001, the exercise price of these warrants was decreased from $12.00 to $8.00, subject to regulatory and Board approval.

[iii]   In November 2001, the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007, subject to regulatory and Board approval.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


13. COLLABORATIVE AGREEMENTS

On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which $nil was collected during the year ended November 30, 2001 [2000 - US$1,000,000], and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent (see note 19[e]).

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


14. INCOME TAXES

At November 30, 2001, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                    Investment         Non-capital
                                    tax credits        losses
                                        $                 $
----------------------------------------------------------------------

2002                                    -                 332,000
2003                                    -                 545,000
2004                                  4,000             1,530,000
2005                                 62,000             2,830,000
2006                                111,000             2,549,000
2007                                261,000             2,482,000
2008                                520,000             3,998,000
2009                                402,000                   -
2010                                558,000                   -
2011                                745,000                   -
----------------------------------------------------------------------
                                  2,663,000            14,266,000
----------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


14. INCOME TAXES (cont'd.)

Significant components of the Company's future tax assets and liabilities are shown below:

                                                 November 30,      December 1,
                                                     2001             2000
                                                       $                $
--------------------------------------------------------------------------------

Future tax assets:
Tax loss carryforwards                             5,081,900         3,725,000
Research and development deductions and credits    5,485,900         2,472,400
Tax values of depreciable assets in excess of
 accounting values                                   649,400           525,700
Revenue unearned for accounting purposes             480,300           710,000
Share issue costs                                    328,200           406,600
Other items                                            2,600            63,600
--------------------------------------------------------------------------------
Total future tax assets                           12,028,300         7,903,300
Valuation allowance                              (11,647,100)       (7,475,300)
--------------------------------------------------------------------------------
Total future tax assets                              381,200           428,000
--------------------------------------------------------------------------------

Future tax liabilities:
Accounting value of technology in excess
 of tax value                                       (381,200)         (428,000)
--------------------------------------------------------------------------------
Total future tax liabilities                        (381,200)         (428,000)
--------------------------------------------------------------------------------
Net future tax assets                                    -                 -
--------------------------------------------------------------------------------

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. In prior periods the Company had concluded the realization of the loss carryforwards and tax credits under the deferral method of tax allocation did not meet the virtual certainty and reasonable assurance test. Accordingly, no future tax assets were recorded at November 30, 2001 and 2000.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


14. INCOME TAXES (cont'd.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 44.62% [2000 - 45.62%; 1999 - 45.62%] statutory tax rate, is:

                                             Liability     Deferral method
                                              method    Years ended November 30,
                                             ---------  ------------------------
                                               2001         2000       1999
                                                 $            $          $
--------------------------------------------------------------------------------
Tax provision at combined statutory
 income tax rate                           (3,193,900)  (2,963,300)  (2,030,700)
Occurrence of losses and deferred
 tax credits for which no tax
 benefit has been recorded                  1,784,000    1,360,300    1,162,800
Amortization in excess of capital cost
 allowance for tax                            245,500      418,500      617,000
Research and development expenses
not deducted for tax purposes               1,383,100      690,700      619,400
Share issue costs                            (158,300)    (196,500)    (112,500)
Utilization of losses not previously booked       -            -       (366,700)
Revenue unearned for accounting purposes
 [note 3[b]]                                  (67,400)     684,100          -
Other                                           7,000        6,200      110,700
--------------------------------------------------------------------------------
                                                  -            -            -
--------------------------------------------------------------------------------


15. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                               2001         2000       1999
                                                 $            $          $
--------------------------------------------------------------------------------
Companies with a common director for:
- contract research services                   16,838       30,539      163,954
- administrative consulting services              -            -          6,500
Directors for:
- research consulting services                113,732      104,901       37,761
- administrative consulting services           16,500       30,700        3,500
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


15. RELATED PARTY TRANSACTIONS (cont'd.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in amounts receivable at November 30, 2001 is $1,500 [November 30, 2000
- $nil] due from a company with a common director.

Included in accounts payable and accrued liabilities at November 30, 2001 is $84,709 [2000 - $18,276] owing to directors and/or companies with a common director.


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a]   As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $325,280 [2000 - $428,000] difference in technology and deficit under U.S. GAAP.

[b]   Under U.S. GAAP, the Company has allocated the gross proceeds received from its private placements to the common shares or special warrants issued and warrants granted, based on their relative fair values. For the year ended November 30, 2000, the Company has allocated the portion of gross proceeds related to the warrants of approximately $1,085,000 to contributed surplus. The fair values of the warrants and special warrants were determined using the Black Scholes pricing model.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[c]   For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company will record, in future periods, additional compensation expense of $nil in respect of options granted to executive officers, directors and employees below fair market value [2000 - $4,100; 1999 - $nil].

The Company accounts for the cancellation and re-issuance of stock options to executive officers, directors and employees under APB 25 and related interpretations, whereby stock options cancelled and re-granted at a lower exercise, within six months of cancellation are subject to variable accounting. For the year ended November 30, 2001, no compensation expense was recorded as a result of stock options that were cancelled and re-granted to executive officers, directors and employees.

[d]   Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the year ended November 30, 2001 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 0.99 [2000 - 0.96; 1999 - 0.83], risk-free interest rate 5.0% [2000 - 6.5%; 1999 -
5.7%] and expected average option life of 4.5 years [2000 - 4.8; 1999 - 3.7]. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $15,000 [2000 - $121,000, 1999 - $18,000] in respect of options granted to non-employees in future periods.

[e]   Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

[f]   Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis as an adjustment to prior years' reported losses. Under U.S. GAAP, the cumulative effect of the change is recorded as an adjustment to the current year's reported net loss.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                               Years ended November 30
                                     -------------------------------------------
                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------
Loss for year, Canadian GAAP           (7,157,885)   (6,495,636)   (4,451,320)
Adjustment to eliminate retroactive
 change in accounting policy
 [note 16[f]]                                 -       1,499,598           -
Amortization of other assets
 [note 16[a]]                            (102,720)          -             -
Adjustment for stock-based
 compensation
   - employees                            (44,100)      (28,400)          -
   - non-employees                        (35,000)     (179,500)      (51,000)
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP before
 cumulative effect of change in
 accounting policy                     (7,339,705)   (5,203,938)   (4,502,320)
Cumulative effect of change in
 accounting policy [note 16[f]]        (1,499,598)          -             -
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP           (8,839,303)   (5,203,938)   (4,502,320)
Reclassification adjustment for
 unrealized gains on short-term
 investments                             (117,662)          -             -
Unrealized gains on investments            29,591       117,662           -
--------------------------------------------------------------------------------
Comprehensive loss for the year,
 U.S. GAAP                             (8,927,374)   (5,086,276)   (4,502,320)
--------------------------------------------------------------------------------

Loss for the year, U.S. GAAP           (8,839,303)   (5,203,938)   (4,502,320)
--------------------------------------------------------------------------------

Weighted average number of common
 shares outstanding, U.S. GAAP         10,304,579     9,359,210     6,707,933
--------------------------------------------------------------------------------

Loss per common share, U.S. GAAP:
 Before change in accounting policy         (0.71)        (0.56)        (0.67)
 Change in accounting policy                (0.15)          -             -
--------------------------------------------------------------------------------
Loss per common share, U.S. GAAP            (0.86)        (0.56)        (0.67)
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                     2001                2000
                                                       $                    $
--------------------------------------------------------------------------------
Cash and cash equivalents                          1,385,101          3,256,629
Short-term investments                             2,828,070          7,080,173
Other assets                                       1,861,529          2,009,018
Deferred revenue                                   1,348,374                -
Share capital                                     30,966,393         30,950,393
Accumulated other comprehensive income                29,591            117,662
Contributed surplus                                3,311,516          3,096,416
Deficit                                          (30,905,080)       (22,065,777)
--------------------------------------------------------------------------------

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 2001, 92% and 8% of research collaborative, licensing and option fees are derived from 2 collaborators in Sweden and United States, respectively [November 30, 2000 - 75% from one collaborator in Sweden; November 30, 1999 - 95% from one collaborator in Switzerland].


18.   RESEARCH AND DEVELOPMENT / GENERAL AND ADMINISTRATIVE EXPENSES

[a]   Research and development expenses comprise:


                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------
Consulting and other                     1,135,011      748,349       457,676
Lab supplies and operating facility        846,949      873,720       626,321
Salaries and benefits                    1,430,766    1,313,371     1,211,697
Research and development agreements      2,086,112    1,797,216     1,289,899
--------------------------------------------------------------------------------
                                         5,498,838    4,732,656     3,585,593
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


18.   RESEARCH AND DEVELOPMENT / GENERAL AND ADMINISTRATIVE EXPENSES (cont'd.)

[b]   General and administrative expenses comprise:

                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------

Consulting and professional fees          538,630       314,562       191,509
Office and miscellaneous                  530,827       668,414       317,197
Salaries and benefits                     577,117       478,181       406,796
Travel and other                           94,619       107,887        82,388
--------------------------------------------------------------------------------
                                        1,741,193     1,569,044       997,890
--------------------------------------------------------------------------------


19. SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2001:

[a]   On December 21, 2001, the Company entered into an acquisition agreement with Paralex, Inc., a U.S. private company, whereby the Company will acquire all of the outstanding shares of Paralex, Inc. in exchange for common shares of the Company.

   On February 15, 2002, the shareholders approved the acquisition of Paralex, Inc. and authorized the directors to consolidate the shares on a four for one basis, subject to regulatory approval, and continue the Company under the Canada Business Corporation Act. All share capital, options, warrants and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the share consolidation.

   Costs incurred as at November 30, 2001 of $155,075 in connection with this agreement have been deferred.

   On March 8, 2002, the Company completed the acquisition of Paralex and issued 8,203,396 common shares of the Company.

[b]   The Company granted 25,000 options to acquire common shares at a weighted average exercise price of $3.00 per share expiring through December 12, 2007. In addition, 16,875 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $4.96 per share expiring through November 26, 2007.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


19. SUBSEQUENT EVENTS (cont'd.)

[c]   On March 8, 2002, the Company issued, pursuant to public offering,
9,309,657 units at a price of $3.32 per unit. Each unit consists of one common share of the Company and one quarter of a common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $6.64, exercisable through March 8, 2004. The gross proceeds of the offering were $30,908,061 (before agents' fees of $2,163,564 and other expenses of approximately $500,000). In addition, the Company granted the agent warrants to acquire 930,966 units for $3.80 per unit until March 8, 2004.

[d]   Subsequent to year end, the Company renewed its current operating lease premises agreement, with a total commitment of $521,560 through March 2004.

[e]   On March 28, 2002 the Company announced that it had received notice from
AstraZeneca that AstraZeneca does not intend to proceed with clinical development of the Company's RSD1122 compound and accordingly will terminate the license agreement (see note 13).

                                                                       Exhibit 7

               MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


The following information should be read in conjunction with the audited consolidated financial statements and related notes included therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles differ in certain respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 16 to the audited financial statements. All amounts following are expressed in Canadian dollars unless otherwise indicated.

OVERVIEW

Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome has focused its efforts on three projects designed to prevent or treat atrial and/or ventricular arrhythmia. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. This project is currently in a Phase II clinical trial using intravenous administration to convert new onset atrial fibrillation patients to normal heart rhythm. The second clinical candidate is RSD1122, an orally-active agent to treat ventricular or atrial arrhythmia, that has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue.

Subsequent to the year ended November 30, 2001, the Company completed an acquisition of a new subsidiary, Paralex, Inc. ("Paralex"), providing the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex.

RESULTS OF OPERATIONS

For the fiscal year ended November 30, 2001 ("fiscal 2001"), the Company recorded a net loss of $7,157,885 ($0.69 per common share). These results compare with a net loss of $6,495,636 ($0.69 per common share) and $4,351,320 (or $0.66 per share) for the years ended November 30, 2000 ("fiscal 2000") and November 30, 1999 ("fiscal 1999"), respectively. Since its inception in 1986, Cardiome has accumulated a total deficit of $30,396,110. These results of operations were in line with management's expectations. The Company expects losses to continue for the next several years as it invests in its product research and development, including pre-clinical studies, clinical trials and regulatory compliance.

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported herein have been adjusted accordingly as described in Note 3 (b) to the audited financial statements.

Revenues

Revenue for fiscal 2001 decreased to $632,243 as compared to $723,352 for fiscal 2000. The decrease in revenue in 2001 was due to the decline of grant income and interest income. Research collaborative, licensing and options fees increased by $104,933 as compared to fiscal 2000. The additional revenue from collaborative research revenue was offset by a decline of $47,226 in grant income and a decline of $148,816 in interest and other income. The amortization of licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The decrease of grant income was due to the lower grant payments from the Science Council of BC as this one-year grant ended in April 2001. The decrease in interest resulted from a lower average cash balance during fiscal 2001 as compared to the fiscal 2000. See "Liquidity and Capital Resources".

Revenue for fiscal 2000 decreased to $723,352 as compared to $787,081 for fiscal 1999. The decrease in revenue for fiscal 2000 was due to the decline in licensing and option fees of $390,781 compared to fiscal 1999; this decrease was offset by the additional grant income of $89,553 collected mainly from Science Council of BC and the increase of $237,499 in interest and other income. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

The Company expects its future revenues to consist primarily of research and development payments, license fees, milestone payments and royalties from existing and future licensing and collaborative arrangements. The extent and timing of such additional licensing and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology. License, option and research contract revenue will fluctuate from year to year.

Research and Development Expenditures

Research and development expenditures increased to $5,498,838 for fiscal 2001, as compared to $4,732,656 for fiscal 2000. The increase in research and development expenditure was primarily due to the cost associated with increased operational activities as the Company progressed in its RSD1235 project and Kv1.5 project, and enhanced its research and development capabilities. Specifically, contributing factors for the increase are the higher consulting fee and research and development agreement cost in fiscal 2001 as compared to those incurred in fiscal 2000. During fiscal 2001, the Company initiated and completed a Phase I clinical trial, and at year-end was ready to initiate a Phase II clinical trial for its drug candidate, RSD1235.

Research and development expenses in fiscal 2000 were $4,732,656 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project.

The Company expects the research and development expenditures for the fiscal year ended November 30, 2002 ("fiscal 2002') to be higher than those incurred in fiscal 2001. A significant portion of the research and development in fiscal 2002 will be incurred in the Phase II clinical trial of RSD1235, in the clinical trial of the newly acquired CHF project and in research activities related to the Company's Kv1.5 program.

General and Administration Expenditures

General and administration expenses for fiscal 2001 increased to $1,741,193 as compared to $1,569,044 for fiscal 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

General and administration expenses in fiscal 2000 were $1,569,044 as compared to $997,890 in fiscal 1999. The increase in general and administration expenses was primarily due to higher consulting and professional fees, regulatory fees and travel and accommodation expenses resulting from the Company's listing on the TSE and the closing of the AstraZeneca licensing deal.

The Company expects general administration expenditures for fiscal 2002 to be comparable to those incurred in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Cardiome's activities during the fiscal year ended November 30, 2001 were financed primarily by its working capital carried forward from the previous fiscal year and the net proceed collected from a private placement completed in fiscal 2001.

On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600 (the "Special Warrant Financing"). Each special warrant is convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $106,558, and granted 66,766 agent's warrants to the lead agent of this financing. Each warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003. Subsequent to the year-ended November 20, 2001, on February 5, 2002, the Company obtained receipts for a final prospectus in connection to the Special Warrant Financing and issued 458,583 common shares and 229,292 common share purchase warrants.

At November 30, 2001, the Company's cash and cash equivalents and short-term investments aggregated $4,183,580 as compared to $10,219,140 at November 30, 2000.

The decrease in cash and cash equivalents primarily relates to the net effect of the proceeds from issuance of special warrants ($966,000) offset by the Company's annual operating loss, net of non-cash expenditures, ($6,471,788), increase in non-cash working capital including deferred revenue ($221,679), investments in capital assets, patent and technology ($216,787), and repayments of long-term debt and obligations under capital lease ($91,306).

The Company invests its cash reserves in highly liquid, highly rated financial instruments such as treasury bills, commercial papers and banker's acceptance. The Company's working capital at November 30, 2001 was $3,523,091 as compared to $9,519,044 at November 30, 2000.

Subsequent to the year ended November 30, 2001, the Company received additional capital resources to fund its ongoing operation through equity financing. On March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061 (the "Offering"). Each Unit consists of one common share in the capital of the Company and one quarter of one common share purchase warrant (a "Warrant") of the Company. One whole Warrant will entitle the holder thereof to purchase one common share of the Company at any time on or before March 7, 2004 at a price of $6.64. In connection with the Offering, the Company paid a cash commission of $2,163,564 and granted brokers' warrants ("Brokers' Warrants") to purchase 930,966 Units at a price of $3.80 per Unit to the lead agents of the Offering.

The Company expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer-term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

RISKS AND UNCERTAINTIES

Cardiome believes that its available cash, expected grant and interest income should be sufficient to finance its operational and capital needs through 2002, while maintaining sufficient cash reserves for 2003. Cardiome's working capital requirements may, however, vary depending upon a number of factors including progress of its research and development programs, the costs associated with completing clinical studies and the regulatory process, collaborative and license arrangements with third parties, opportunities to in-license complementary technologies, and technological and market developments.

Consequently, Cardiome may need to raise additional capital to continue its ongoing research and development programs and to commence or continue the preclinical and clinical studies necessary. In such an event, Cardiome intends to seek additional funding through public or private financing, arrangements with corporate partners, and from other sources. There can be no assurance that such funds will be available on favourable terms, if at all. If adequate funding is not available, Cardiome may be required to substantially reduce its operations.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company's products, (iv) the Company's ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Cardiome Pharma Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally though the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and United States generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ Bob Rieder                              /s/ Christina Yip

Robert Rieder                               Christina Yip
President and CEO                           Director of Finance and Acting CFO

                                                                       Exhibit 8

                             PACIFIC CORPORATE TRUST COMPANY
                               625 Howe Street - 10th Floor
                                  Vancouver, B.C. V6C 3B8

                                 Telephone: (604) 689-9853
                                   Fax: (604) 689 - 8144



April 19, 2002

British Columbia Securities Commission
Executive Director
701 West Georgia Street, 9th Floor
Vancouver, BC. V7Y 1L2


Dear Sirs\Mesdames:

RE:   CARDIOME PHARMA CORP
      MAILING ON APRIL 19, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all intermediaries in accordance to National Policy 41:

o   Notice of Meeting                          o   Information Circular
o   Proxy                                      o   Supplemental Return Card
o   Annual Financial Statements for the Year
    Ending November 30, 2001



Yours truly,

PACIFIC CORPORATE TRUST COMPANY

/s/ Heather Plume

Heather Plume
HP/jo


cc: Alberta Securities Commission        cc: Toronto Stock Exchange
cc: Ontario Securities Commission        cc: Cardiome Pharma Corp.
cc: Quebec Securities Commission         cc: Catalyst Corporate Finance Lawyers
cc: Registrar of Securities - YT         cc: Ernst & Young

                                                                       Exhibit 9

                             PACIFIC CORPORATE TRUST COMPANY
                               625 Howe Street - 10th Floor
                                  Vancouver, B.C. V6C 3B8

                                 Telephone: (604) 689-9853
                                   Fax: (604) 689 - 8144


April 22, 2002

British Columbia Securities Commission
Executive Director
701 West Georgia Street, 9th Floor
Vancouver, BC. V7Y 1L2


Dear Sirs\Mesdames:

RE:   CARDIOME PHARMA CORP
      MAILING ON APRIL 22, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all members of the Company:

o   Notice of Meeting                          o   Information Circular
o   Proxy                                      o   Supplemental Return Card
o   Annual Financial Statements for the Year
    Ending November 30, 2001



Yours truly,

PACIFIC CORPORATE TRUST COMPANY

/s/ Heather Plume

Heather Plume
HP/jo


cc: Alberta Securities Commission        cc: Toronto Stock Exchange
cc: Ontario Securities Commission        cc: Cardiome Pharma Corp.
cc: Quebec Securities Commission         cc: Catalyst Corporate Finance Lawyers
cc: Registrar of Securities - YT         cc: Ernst & Young

                                                                      Exhibit 10
                                                                      ----------
                                  UNDERTAKING
                                  -----------

TO:       The Director of the Ontario Securities Commission

FROM:     Cardiome Pharma Corp. (the "Company")

RE:       Annual Report of Form 20-F

DATE:     April 19, 2002

________________________________________________________________________________

The Company shall provide to any person or corporation, upon request to the secretary of the Company:

1. one copy of the Annual Information Form of the Company in the form of an Annual Report on Form 20-F, together with one copy of any document, or pertinent pages of any document, incorporated by reference in the Form 20-F;

2. one copy of the comparative financial statements of the Company for its most recently completed fiscal year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed fiscal year; and

3. one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors.

CARDIOME PHARMA CORP.

Per:

/s/ Christina Yip signed
------------------------------
Christina Yip,
Chief Financial Officer and Secretary

                                                                      Exhibit 11

                FIRST QUARTERLY FINANCIAL REPORT - FEBRUARY 28, 2002

President's Letter

To our Shareholders:

The past months have seen many changes at Cardiome, and an acceleration of the pace of our efforts in R&D. In many regards, Cardiome is a new company with a promising future. Our mandate to develop cardiovascular drugs to potentially address large unmet medical needs has been broadened to include congestive heart failure in addition to arrhythmias.

We continue to attract first-class talent to our corporate team, Board of Directors and Scientific Advisory Board. These individuals have valuable strategic, business and scientific acumen that will help Cardiome to be a leading cardiovascular drug development company. Cardiome's ability to attract such individuals also provides validation of our technology and drugs as they develop through the clinic.

On March 8th, subsequent to the conclusion of our first quarter, Cardiome closed the acquisition of Paralex, Inc. adding significant management strength, technical expertise and a second promising clinical compound, oxypurinol. The successful conclusion of this transaction was the result of intensive efforts at Cardiome to raise sufficient capital to fund our existing pipeline and our new drug candidate. Cardiome successfully raised $31 million dollars in an oversubscribed financing with the participation of leading Canadian institutions, U.S. private investors and insiders.

First patient dosing of RSD1235

In January, our study investigators in the United States and Canada began enrolling patients with acute onset atrial arrhythmia in our Phase II study. The study is progressing well and we are on track to present results in the second half of the year. Atrial arrhythmia is a rhythm disturbance disorder which occurs in the upper chamber of the heart. Over 6 million patients suffer from the disease. Current drug treatments are inadequate - having only modest efficacy and serious side effects, which severely limit their use. Cardiome believes that RSD1235 will provide a safe and effective alternative to those suffering from this affliction.

A Clinical-Stage Candidate for CHF

Oxypurinol, Cardiome's second clinical compound, is expected to enter Phase II clinical testing in the second half of 2002, as a treatment for CHF. CHF is the progressive loss of the heart's pumping action that affects 10 million people in the developed world.

Cardiome announced in January the appointment of Dr. Rick Schwarz as Executive Director, CHF Program. Dr. Schwarz has extensive experience planning and directing numerous clinical programs in cardiovascular development, particularly in CHF.

The next few months represent a relatively short time frame in drug development where our shareholders, staff and clinical investigators can look forward to results of our Phase II clinical trial of RSD1235 applied to atrial arrhythmia and the initiation of Phase II with oxypurinol applied to CHF. We all know the risks involved in early stage clinical trials but we also know ultimately why we are doing this - to discover new medicines that can improve the lives of the millions of people who suffer from cardiovascular diseases, and to provide a very attractive return to our shareholders. We look to forward to reporting significant progress in our core objectives over the next few months.

RESULTS OF OPERATIONS

For the quarter ended February 28, 2002, the Company recorded a net loss of $1,761,831 ($0.17 per common share), compared to a net loss of $1,418,443 ($0.14 per common share) for the same quarter in the preceding fiscal year ("fiscal 2001").

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported prior to the adoption of SAB101 have been adjusted accordingly.

Revenue for the quarter ended February 28, 2002 decreased to $65,441, compared to $255,360 for the same quarter in fiscal 2001. The decrease in revenue was due to the decline of research collaborative revenue, grant income and interest income. Compared to the same quarter in fiscal 2001, research collaborative revenue declined by $30,449 while grant income declined by $46,437. The decline in research collaborative revenue resulted from the fact that the amortization of licensing revenue from the initial payment by AstraZeneca A.B.

("AstraZeneca") was the only source of research collaborative revenue during the period. The significant decrease of grant income was due to the end of grant payments from the Science Council of BC in April 2001. Interest income declined by $113,033 compared to the same period in fiscal 2001, resulting from the lower average cash balance and lower interest rates in 2002.

Subsequent to the quarter ended February 28, 2002, the Company received a notice from AstraZeneca that AstraZeneca does not intend to proceed with clinical development of RSD1122. In accordance with the license agreement dated October 16, 2000, AstraZeneca will return all rights and pre-clinical data associated with RSD1122 in June 2002 and terminate the license agreement at no additional financial obligation from either party. The remaining deferred revenue associated with this license agreement will be recognized in the quarter ended August 31, 2002.

Research and development expenditures increased to $1,234,860 for the quarter ended February 28, 2002 as compared to $1,187,258 in the same quarter in fiscal 2001 The increase was primarily due to the cost associated with increased operational activities as the Company initiated a Phase II clinical trial for its drug candidate, RSD1235, and progressed in its Kv1.5 program. The increase was also attributed to the higher consulting fees and travel cost associated with the Phase II clinical trial.

The Company expects higher level of research and development expenditure for the remainder of fiscal year ending November 20, 2002 as compared to those incurred in fiscal 2001. A significant portion of the research and development expenditure will be incurred in the Phase II clinical trial of RSD1235 and in the newly acquired congestive heart failure project.

General and administration expenses increased to $486,144 in the quarter of 2002 as compared to $356,477 in the same quarter of 2001. The increase was primarily due to the cost associated with the higher consulting fees and increased investor relations activities. The level of general research and development expenditure for the remainder of fiscal year ending November 20, 2002 will be comparable to those incurred in fiscal 2001.

Amortization decreased to $106,268 in the first quarter of 2002 as compared to $130,068 in the same quarter of 2001. The decline was mainly due to the completion of intellectual property rights expansion in 2001

LIQUIDITY AND CAPITAL RESOURCES

The Company's activities during the three months ended February 28, 2002 were financed primarily by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a private placement closed in fiscal 2001. At February 28, 2002, the Company had working capital of $1,032,802 as compared to $3,523,091 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $2,042,940 at February 28, 2002 as compared to $4,183,580 at November 30, 2001.

Subsequent to the quarter ended February 28, 2002, the Company received additional capital resources to fund its ongoing operation through equity financing. On March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061, as described in Note 5 to the interim financial statement included herein.

As a result of receiving additional equity financing on March 8, 2002, the Company believes that it has sufficient resources to fund operations in the next two years. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to review of its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or whether acceptable terms will be offered.

Capital expenditures incurred during the three months ended February 28, 2002 were $68,460, including a total investment of $6,213 for the expansion of intellectual property rights and a total acquisition cost of $62,247 in capital assets.

Subsequent to the year ended February 28, 2002, the Company completed an acquisition of a new subsidiary, Paralex, Inc. ("Paralex"), providing the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex.

Respectively,

/s/ Bob Rieder

Robert Rieder
President & CEO                                                   April 22, 2002

CARDIOME PHARMA CORP.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian Dollars)
--------------------------------------------------------------------------------

                                                          As at
                                      ------------------------------------------
                                           February 28,          November 30,
                                              2002                  2001
ASSETS                                    (Unaudited)             (Audited)
--------------------------------------------------------------------------------
Current
   Cash and cash equivalents               $   1,610,899          $   1,381,750
   Short-term investments                        432,041              2,801,830
   Accounts receivable and prepaid expenses      273,507                247,211
--------------------------------------------------------------------------------
                                               2,316,447              4,430,791
Deferred financing expenses                      270,852                    -
Capital assets                                   339,951                302,583
Other Assets                                   1,817,609              1,536,249
--------------------------------------------------------------------------------
                                           $   4,744,859          $   6,269,623
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Current
   Accounts payable and accrued
      liabilities                          $   1,283,645          $     907,700
Deferred revenue                               1,310,569              1,348,374
--------------------------------------------------------------------------------
Total Liabilities                              2,594 214              2,256,074
--------------------------------------------------------------------------------

Shareholders' Equity
Share Capital
   Authorized
    200,000,000 common shares without
      par value
   Issued
    10,308,962 at November 30, 2001
    10,767,545 at February, 2002              33,116,320             32,251,392
Special warrants                                     -                  966,000
Contributed surplus                            1,192,266              1,192,266
Deficit                                      (32,157,941)           (30,396,110)
--------------------------------------------------------------------------------
                                               2,150,645              4,013,549
--------------------------------------------------------------------------------
                                           $   4,744,859          $   6,269,623
================================================================================

On behalf of the Board:

/s/ Bob Rieder                                /s/ Michael Walker
----------------------------------            ----------------------------------
Robert Rieder, Director                       Michael J. A. Walker, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - expressed in Canadian Dollars)
--------------------------------------------------------------------------------


                                                 For the Three Months ended
                                            ------------------------------------
                                              February 28,        February 28
                                                 2002                2001
--------------------------------------------------------------------------------

Revenue
   Research collaborative and licensing       $    37,805         $    68,254
   Grant income                                    11,000              57,437
   Interest and other income                       16,636             129,669
--------------------------------------------------------------------------------
                                                   65,441             255,360
--------------------------------------------------------------------------------

Expenses
   Research and development                     1,234,860           1,187,258
   General and administration                     486,144             356,477
   Amortization                                   106,268             130,068
--------------------------------------------------------------------------------
                                                1,827,272           1,673,803
--------------------------------------------------------------------------------

Net loss for the period                         1,761,831           1,418,443

Deficit, beginning of period                   29,968,110           22,810,225

Adjustment for future income taxes                428,000              428,000
--------------------------------------------------------------------------------
Deficit, end of period                       $ 32,157,941        $  24,656,668
================================================================================

Net loss per common share                    $       0.17        $        0.14
================================================================================

Weighted average number of
 outstanding shares                            10,652,900           10,303,962
================================================================================

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - expressed in Canadian Dollars)
--------------------------------------------------------------------------------


                                                 For the Three Months ended
                                            ------------------------------------
                                              February 28,        February 28
                                                 2002                2001
--------------------------------------------------------------------------------

Operating Activities
   Loss for the period                        $ (1,761,831)      $ (1,418,443)
   Add item not affecting cash
     Amortization                                  106,268            130,068
--------------------------------------------------------------------------------
                                                (1,655,563)        (1,288,375)

   Changes in non-cash working capital
     components
     Accounts receivable and prepaid expenses        (26,296)            63,729
     Accounts payable and accrued liabilities        375,945           (214,340)
     Deferred revenue                                (37,805)           (37,806)
--------------------------------------------------------------------------------
   Cash used in operating activities              (1,343,719)        (1,476,792)
--------------------------------------------------------------------------------

Financing Activities
   Share capital issued, net                         864,927                -
   Special warrants issued                          (966,000)               -
   Deferred financing expenses                      (270,852)               -
   Payment on obligations under capital leases           -              (11,329)
   Repayment on long-term debt                           -              (18,391)
--------------------------------------------------------------------------------
   Cash used in financing activities                (371,925)           (29,720)
--------------------------------------------------------------------------------

Investing Activities
   Purchase of capital assets                        (62,247)           (31,105)
   License and patents                                (6,213)           (83,670)
   Short-term investments                         (2,369,789)          2,456,701
   Deferred acquisition costs                       (386,536)                -
--------------------------------------------------------------------------------
   Cash provided by investing activities           1,944,793          2,341,926
--------------------------------------------------------------------------------

Increase in cash during the period                   229,149            835,414
Cash and cash equivalents, beginning
   of period                                       1,381,750          3,247,479
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period        $  1,610,899       $  4,082,893
================================================================================

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited - expressed in Canadian Dollars)
--------------------------------------------------------------------------------


1.   DESCRIPTION OF BUSINESS

     Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992 the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In June 2001, the Company changed its name to Cardiome Pharma Corp to reflect the Company's strategic focus on discovering and developing cardiac drugs.

     The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome targets the treatment of cardiac arrhythmias through the use of atria-selective ion channel modulating drug candidates, and congestive heart failure, through the use of drugs known to inhibit the enzyme xanthine oxidase. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

     The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from potential strategic partners.

2.   BASIS OF PRESENTATION

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These interim financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the audited financial statements for the year ended November 30, 2001 included in the Company's Annual Report.

     In the opinion of management, all material adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made. Interim financial results are not necessarily indicative of financial results for the full year.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited - expressed in Canadian Dollars)
--------------------------------------------------------------------------------


3.   NET LOSS PER COMMON SHARE

     Net loss per common share has been calculated using the weighted average number of common shares outstanding during the period. Fully-diluted loss per share has not been disclosed where the effect of common shares issuable upon the exercise of options and warrants would be anti-dilutive.

4.   SHARE CAPITAL

     (a)   Authorized

           200,000,000 common shares without par value

     (b)   Issued and Outstanding

                                                       Number of
                                                     Common Shares    Amount
     ---------------------------------------------------------------------------
     Balance as at November 30,2001                    10,308,962   $32,251,393
     Issued during the quarter ended
      February 28, 2002                                   458,583       864,927
     ---------------------------------------------------------------------------
     Balance as February 28, 2002                      10,767,545    33,116,320
     ===========================================================================

     (c)   Share Purchase Warrants

           (i) As at February 28, 2002 common share purchase warrants were outstanding as follows:

                                 Exercise             Number of
      Date of Expiry              Price             Common Shares
      ---------------------------------------------------------------

      Apr 14, 2002                 $6.40                693,650(1)
      June 5, 2002                 $6.40                 44,643
      February 9, 2004 to 2007       (2)                187,500
      October 10, 2003             $2.40                 16,691
      October 10, 2003             $3.20                229.292
      ---------------------------------------------------------------
      Balance as at February 28, 2002                 1,171,776
      ===============================================================

     (1)   These warrants were all expired on April 14, 2002.
     (2)   See note 4 (c) (ii)

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited - expressed in Canadian Dollars)
--------------------------------------------------------------------------------


4.   SHARE CAPITAL (CONT'D)

     (c)   Share Purchase Warrants

           (ii) In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. The Company was required to pay a monthly retainer fees of U.S. $5,000 during the term of the agreement and a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue additional warrants, as described in the agreement. In addition, the Company agreed to grant, subject to regulatory approval, 187,500 retainer warrants, which vest on February 9, 2002 with the following terms.

            Number of options      Exercise price
                     #                    US$          Date of expiry
           =====================================================================

                     75,000               2.40   February 9, 2004 [i]
                     25,000               4.80   February 9, 2004 [i]
                     25,000               8.00   February 9, 2004 [i] and [ii]
                     37,500               2.40   February 9, 2007 [iii]
                     12,500               4.80   February 9, 2007 [iii]
                     12,500               8.00   February 9, 2007 [ii] and [iii]
           ---------------------------------------------------------------------
                    187,500
           =====================================================================

                  The fair value of the warrants granted, which was estimated using the Black Scholes Pricing Model, in the amount of $136,000 has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the year ended November 30, 2001.

                  [i] The expiry date of these warrants may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

                  [ii] In February 2002, the exercise price of these warrants was decreased from $9.00 to $8.00.

                  [iii] In February 2002, the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited - expressed in Canadian Dollars)
------------------------------------------------


4.   SHARE CAPITAL (CONT'D)

     (d)   Stock Options

           At the Company's annual general meeting on May 28, 2001, the shareholders approved a new stock option plan (the "2001 Plan") for which up to 1.5 million common shares can be reserved for issuance to directors, officers, employees and consultants of the Company. The shareholders also approved the merger of the Company's 1998 Stock Option Plan (the "Old Plan") into the 2001 Plan such that the options outstanding under the Old Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan.

           As at February 28, 2002, the Company had 1,149,063 stock options outstanding, of which 786,063 were exercisable, at a weighted average exercise price of $4.50 per common share and expiring at various dates from April 2, 2002 to February 4, 2007.

                                                     Weighted        Number of
                                                       Average     Common Shares
                                                   Exercise Price   Outstanding
           ---------------------------------------------------------------------
           Balance, November 30, 2001                    $4.36        1,079,688
           During the three month period ended
            February 28, 2002:
             Options granted                             $3.48           85,000
             Options forfeited                           $5.16          (15,625)
           ---------------------------------------------------------------------
           Balance, February 28, 2002                    $4.28        1,149,063
           =====================================================================

     (e)   Commitment to issue shares

           Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. As at February 28, 2002, these milestones had not been achieved.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited - expressed in Canadian Dollars)
--------------------------------------------------------------------------------


5.   SUBSEQUENT EVENTS

     On March 8, 2002, the Company completed an acquisition of a new subsidiary, Paralex, Inc. ("Paralex"), providing the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex.

     In connection with and as part of the acquisition, on March 8, 2002, the Company continued under the Canada Business Corporation Act and consolidated its shares on a four for one basis. The share consolidation resulted in the Company outstanding common shares being reduced from 113,172,393 to 28,293,098 and its fully diluted common shares being reduced from 136,370,232 to 34,092,558 as of March 8, 2002. All share capital, options, warrants and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the share consolidation.

     Also on March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061 (the "Offering"). Each Unit consists of one common share in the capital of the Company and one quarter of one common share purchase warrant (a "Warrant") of the Company. One whole Warrant will entitle the holder thereof to purchase one common share of the Company at any time on or before March 7, 2004 at a price of $6.64 per Unit. In connection with the Offering, the Company paid a cash commission of $2,163,564 and granted brokers' warrants ("Brokers' Warrants") to purchase 930,966 Units at a price of $3.80 per Unit to the lead agents of the Offering.

     On March 28, 2002 the Company announced that it had received a notice from AstraZeneca A.B. ("AstraZeneca") that AstraZeneca does not intend to proceed with clinical development of RSD1122. In accordance with the license agreement dated October 16, 2000, AstraZeneca will return all rights and pre-clinical data associated with RSD1122 in June 2002 and terminate the license agreement at no financial obligation from either party.

     Subsequent to the quarter ended February 28, 2002, 82,500 stock options at a weighted average price of $5.26 expired on April 2, 2002, and 27,500 stock options at a price of $2.80 were exercised at various dates from March 13, 2002 to April 1, 2002.

     On April 17, 2002, the board of directors of the Company approved amendments to the 2001 Stock Option Plan which increase the number of common shares issuable under the plan to 5,500,000. These amendments are subject to shareholder approval.

                                                                      Exhibit 12


CARDIOME                                                      3650 Wesbrook Mall
                                                          Vancouver, BC  V6S 2L2
                                            Tel: 604 222 5577  Fax: 604 222 6617
                                                       Email: admin@Cardiome.com



April 29, 2002


VIA SEDAR
---------

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission


Attention: Statutory Filings
----------------------------

Dear Sir/Madame:

  Re:   Cardiome Pharma Corp.  (the "Company") - Filing of Interim Financial
  --------------------------------------------------------------------------
        Statement
        ---------

We confirm that the interim financial statements for the quarter ended February 28, 2002 were sent to each of the persons listed on the Company's mailing list maintained in accordance with National Policy 41 on April 29, 2002.

If you have any questions, please contact the undersigned.

Please acknowledge receipt of this letter via SEDAR at your earliest convenience.

Yours truly,
Cardiome Pharma Corp.

/s/ Christina Yip

Christina Yip
Corporate Secretary

cc:   Toronto Stock Exchange

                                                                      Exhibit 13

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

             FOR IMMEDIATE RELEASE   TSE: COM,  NASD BB: COMTF

                   CARDIOME REPORTS FIRST QUARTER RESULTS
                   --------------------------------------

Vancouver, Canada, May 3, 2002 - Cardiome Pharma Corp. (the "Company" or "Cardiome") reported today financial results for the quarter ended February 28, 2002.

For the quarter ended February 28, 2002, the Company recorded a net loss of $1,761,831 ($0.17 per common share) compared to a net loss of $1,418,443 ($0.14 per common share) for the same quarter in the preceding fiscal year ("fiscal 2001"). Research and development expenditures increased to $1,234,860 for the quarter ended February 28, 2002 as compared to $1,187,258 in the same quarter in fiscal 2001. The increase was primarily due to the cost associated with increased operational activities as the Company initiated a Phase II clinical trial for its drug candidate, RSD1235, and made progress in its Kv1.5 program.

"In January, our study investigators in United States and Canada began enrolling patients with new onset atrial arrhythmia for the Phase II study of RSD1235.
The study is progressing well and we are on track to present results in the second half of the year," said Bob Rieder, President and CEO of Cardiome.

The Company's activities during the quarter ended February 28, 2002 were financed primarily by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a private placement closed in fiscal 2001. At February 28, 2002, the Company had working capital of $1,032,802 as compared to $3,523,091 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $2,042,940 at February 28, 2002 as compared to $4,183,580 at November 30, 2001.
Subsequent to the quarter ended February 28, 2002, the Company successfully completed a public offering of 9,309,657 units of the Company at a price of $3.32 per unit for gross proceeds of $30,908,061.

Subsequent to the quarter ended February 28, 2002, the Company completed an acquisition of a new subsidiary, Paralex, Inc. ("Paralex"), providing the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure andother cardiovascular diseases. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex. In connection with and as part of the acquisition, effective March 8, 2002, Cardiome continued under the Canada Business Corporation Act and consolidated its shares on a four for one basis. All share capital and per share amounts included herein have been retroactively restated to reflect the share consolidation.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. The Company has four drug programs focused on arrhythmias and congestive heart failure. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMRF).

                                      - more -

       Selected Financial Highlights (Canadian dollars) 1, 2,3
--------------------------------------------------------------------------------
                                                           As at
Balance Sheets                             February 28, 2002   November 30, 2001
================================================================================
Cash and cash equivalents                   $   1,610,899         $   1,381,750
Short-term investments                            432,041             2,801,830
Accounts receivable and other                     273,507               247,211
--------------------------------------------------------------------------------
Total current assets                            2,316,447             4,430,791
Deferred financing cost                           270,852                  -
Capital assets                                    339,951               302,583
Other assets                                    1,817,609             1,536,249
--------------------------------------------------------------------------------
Total assets                                $   4,744,859         $   6,269,623
================================================================================
Current liabilities                         $   1,283,645         $     907,700
Deferred revenue                                1,310,569             1,348,374
Shareholders' equity                            2,150,645             4,013,549
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity  $   4,744,859         $   6,269,623
================================================================================

--------------------------------------------------------------------------------
                                               For the Three Months Ended
Statements of Loss and Deficit            February 28, 2002   February 28, 2001
================================================================================
Revenue
Research collaborative and licensing        $      37,805         $      68,254
Grant income                                       11,000                57,437
Interest and other income                          16,636               129,669
--------------------------------------------------------------------------------
                                                   65,441               255,360
================================================================================
Expenses
Research and development                        1,234,860             1,187,258
General and administration                        486,144               356,477
Amortization                                      106,268               130,068
--------------------------------------------------------------------------------
                                                1,827,272             1,673,803
================================================================================
Net Loss                                    $  (1,761,831)        $  (1,418,443)

Deficit, beginning of period                  (30,396,110)          (22,810,225)
Adjustment for future income taxes                   -                 (428,000)
--------------------------------------------------------------------------------
Deficit, end of period                      $ (32,157,941)        $ (24,656,668)
================================================================================
Net Loss per common share4                  $       (0.17)        $       (0.14)
================================================================================

1   Condensed from the Company's unaudited financial statements.
2 Certain comparative figures have been reclassified to conform to the financial presentation used in the current reporting period.
3 Net loss per common share is based on the weighted average number of common shares outstanding during the period.
4 The above selected financial information give effect to the four to one share consolidation but not the completion of the public financing and the acquisition of Paralex, Inc. on March 8, 2002

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer

                                                                      Exhibit 14


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Corp.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          May 3, 2002

Item 3.   PRESS RELEASE

          May 3, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announced its financial results for the quarter ended February 28, 2002.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated May 3, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6th day of May, 2002.

                                     CARDIOME PHARMA CORP.
                                     Per:

                                           /s/ Christina Yip
                                           -------------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                                      Exhibit 15

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

               FOR IMMEDIATE RELEASE   TSE: COM,  NASD BB: COMRF

   CARDIOME REPORTS CARDIAC ARRHYTHMIA PRE-CLINICAL STUDY AT NASPE CONFERENCE
   --------------------------------------------------------------------------

Vancouver, Canada, May 13, 2002 - Cardiome Pharma Corp ("Cardiome") announced today that a pre-clinical study of its lead antiarrhythmic drug, RSD1235, was reported at the 23rd meeting of the North American Society for Pacing and Electrophysiology (NASPE), in San Diego, May 8-11, 2002. The study, a collaborative effort between Cardiome and Dr. Stanley Nattel of the Montreal Heart Institute, demonstrated a rapid and selective termination of atrial fibrillation (AF) in a canine model.

RSD1235 is a new chemical entity designed to treat atrial fibrillation (AF). Its mechanism of action involves blockade of multiple ion channels important in managing AF. RSD1235 has a wide safety range in pre-clinical studies. In Phase I clinical testing, no significant adverse events were observed including no signs of cardiac depression, "torsades" or central nervous system (CNS) liability, even at dosing levels up to five-fold above the expected effective dose. Phase II efficacy studies are currently underway with completion expected the second half of 2002.

"While we are encouraged by the high safety profile of RSD1235 from our Phase I trial, we have undertaken additional pre-clinical validation studies to confirm the novelty and efficacy of RSD1235 relative to currently prescribed antiarrhythmic drugs," explains Dr. Greg Beatch, VP External Scientific Affairs and lead author of the study. "These results are especially encouraging because the study was designed to predict RSD1235's efficacy in patients with persistent AF."

In order to evaluate the drug's effectiveness in a setting resembling persistent AF seen in the clinic, the canine model involved chronic rapid atrial pacing prior to drug testing. The study evaluated the efficacy of RSD1235 for conversion of AF and measured its atrial specificity by confirming that desired electrical changes occurred in the upper chambers of the heart without altering function in the lower chambers. Currently available antiarrhythmics are known to alter normal electrical function, and can produce serious side effects by disturbing electrical activity in the lower chambers of the heart. The report concluded that RSD1235 rapidly terminated AF in a dose dependent fashion and displayed marked atrial selectivity in this canine model.

"No single antiarrhythmic has proven to be both safe and effective for the treatment of AF," noted Dr. Stanley Nattel. "We know at least in terms of how the drug behaves pharmacologically, RSD1235 seems to have a reduced risk of being pro-arrhythmic."

The primary endpoint of the ongoing Phase II study will be conversion of AF within 30 minutes of infusion. RSD1235 is currently formulated for IV use for acute termination in hospital. The 60 patient, placebo-controlled, double-blinded study is being conducted at 20 sites throughout North America.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. The Company's mission is to prevent and treat cardiovascular disease. The Company has four drug programs focused on arrhythmias and congestive heart failure. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMRF). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

/s/ Robert Rieder


President & Chief Executive Officer


For more information:
Cardiome Pharma Corp. Contact                  Media Contact
Ian Harper, Director of Investor Relations     Scott Henderson,
                                               Contemporary Communications Ltd.
T: (604) 222-5577 ext. 705                     T: (604) 734-3663 ext 302
E: iharper@cardiome.com                        E: scott.henderson@ccpr.com

                                                                      Exhibit 16

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

            FOR IMMEDIATE RELEASE   TSE: COM,  NASD OTCBB: COMRF.OB

                        CARDIOME ACQUIRES CLINICAL PROGRAM
               Gout Program Builds on Congestive Heart Failure Asset

Vancouver, Canada, May 16, 2002 - Cardiome Pharma Corp. (the "Company") announced today that it has exercised an option to acquire the rights from ILEX Oncology, Inc. ("ILEX" Nasdaq: ILXO) to clinical trial data for oxypurinol (Oxyprim ) for the treatment of symptomatic hyperuricemia (gout) in allopurinol-intolerant patients. ILEX completed an open-label Phase II clinical study on OxyprimTM for the treatment of patients with gout who are intolerant to allopurinol, the first-line therapy for gout. Patient treatment has largely been completed and trial data had been transferred to Cardiome. Cardiome obtained the ILEX option pursuant to Cardiome's recent acquisition of Paralex, Inc.

"Cardiome is committed to developing oxypurinol for the treatment of congestive heart failure," said Bob Rieder, Cardiome's President & CEO. "The acquisition of rights to the gout clinical program serves three important priorities for Cardiome. First, the data will be an important addition to our IND for the CHF application. Second, the option exercise adds strength to Cardiome's proprietary position in the CHF program. Finally, the option exercise may result in Cardiome having an FDA-approved drug much earlier than we had previously envisioned."

ILEX pursued clinical development of Oxyprim in gout patients intolerant to allopurinol. About 2% of the four million patients treated for gout worldwide have such allopurinol intolerance. These patients have no other treatment option for the hyperuricemia that underlies their gout symptoms. In the ILEX clinical study, it was found that 70% of the allopurinol intolerant gout patients who received Oxyprim had no dose-limiting side effects and patients treated with 300mg/day for >3 weeks appeared to benefit (with lower uric acid levels) from their use of the drug. Oxyprim applied to gout has been granted orphan drug status in the U.S.

A compassionate-use program has been underway applying Oxyprim to allopurinol intolerant gout patients for more than 10 years. The compassionate-use program was initiated by GlaxoSmithKline, continued since 1995 under ILEX, and is now administered by Cardiome. More than 340 patients have been chronically treated in this program.

"From a drug development perspective, oxypurinol is a very attractive candidate, given its safety record in gout patients," said Dr. Alan Ezrin, Chief Scientific Officer of Cardiome. "In the setting of congestive heart failure, evidence suggests that we may have a potentially disease-modifying therapy. We are intrigued by oxypurinol's apparent ability to reduce oxygen wastage in CHF patients and attracted to the risk reduction strategy empowered by the published clinical efficacy. The known side-effect profile from the gout compassionate-use program may allow us to proceed directly to a Phase II efficacy study in CHF patients by year-end. In the setting of gout, we are currently evaluating the appropriate strategy for NDA submission to treat allopurinol-intolerant gout patients."

About congestive heart failure:

CHF is the failure of the heart to pump blood at a rate sufficient for the metabolizing tissue. During CHF, cardiac output decreases, resulting in, among other things, an increase in venous fluid volume. It is characterized by fatigue, shortness of breath and fluid retention. It generally occurs when the left ventricle pumping capability begins to fail.

About gout:

Gout is a painful metabolic disease in which the excess of uric acid in the body causes crystalization of uric acid in the joints of the body. The symptoms include arthritis-like joint pain and progressive loss of kidney function. The elevated uric acid levels are typically caused by inappropriate diet, by excessive uric acid production, or by reduced ability to clear uric acid. First line therapy is a generic drug called allopurinol, which inhibits xanthine oxidase, a critical mediator of uric acid production. About 2% of gout patients are strongly allergic to allopurinol, and are at this time left with few therapeutic alternatives.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. The Company's mission is to prevent and treat heart disease. The Company has four drug programs focused on arrhythmias and congestive heart failure. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMRF). Further information about Cardiome can be found at www.cardiome.com.
-----------------

About ILEX

Founded in 1994 as an oncology drug development company, ILEX is strategically positioned to become a product-driven, oncology-focused biopharmaceutical company. ILEX has a marketed product, CAMPATH in the United States and MABCAMPATH in the European Union, and is advancing an innovative and diversified pipeline of compounds focused on the treatment of cancer. The ILEX pipeline comprises product candidates at various stages of clinical development, including cytotoxic and cytostatic agents with novel mechanisms of action, monoclonal antibodies, angiogenesis inhibitors and signal transduction inhibitors. ILEX maintains a core competency in oncology drug development, with locations in San Antonio, Texas, and Guildford, England. ILEX also conducts research in angiogenesis inhibition, cell signalling, medicinal chemistry and nuclear receptor biology at its laboratories in Boston, Mass., and Geneva, Switzerland. Further information about ILEX can be found on the company's web site at www.ilexonc.com.
        ---------------

ON BEHALF OF THE BOARD

Robert Rieder
President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact                  Media Contact
Ian Harper, Director of Investor Relations     Scott Henderson,
                                               Contemporary Communications Ltd.
T: (604) 222-5577 ext. 705                     T: (604) 734-3663 ext 302
E: iharper@cardiome.com                        E: scott.henderson@ccpr.com


Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      Exhibit 17


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Corp.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          May 16, 2002

Item 3.   PRESS RELEASE

          May 16, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announced that it has exercised an option to acquire the rights from ILEX Oncology, Inc. to clinical trial data for oxypurinol for the treatment of symptomatic hyperuricemia (gout) in allopurinol-intolerant patients.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated May 16, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to

Dated at Vancouver, British Columbia, this 21st day of May, 2002.

                                     CARDIOME PHARMA CORP.
                                     Per:

                                           /s/ Christina Yip
                                           -------------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                                      Exhibit 18

                                  FORM 45-102F2

                 CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
               MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Cardiome Pharma Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 17, 2002 of 187,500 non-transferable common share purchase warrants of Cardiome Pharma Corp., Cardiome Pharma Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at this _____ day of May, 2002.

CARDIOME PHARMA CORP.

By: /s/ Christina Yip
  ---------------------------------
   Christina Yip
   Chief Financial Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

                                                                      Exhibit 19

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

             FOR IMMEDIATE RELEASE   TSX: COM,  NASD BB: COMRF

     CARDIOME STRONGLY POSITIONED FOR YEAR AHEAD, PRESIDENT AND CEO TELLS AGM
     ------------------------------------------------------------------------

Vancouver, Canada, May 27, 2002 - Cardiome Pharma Corp. (TSX: COM; OTCBB:
COMRF) announced today that it has completed its annual general meeting, reporting to its shareholders on the accomplishments of the past year and on plans for clinical programs in arrhythmia, congestive heart failure and symptomatic hyperuricemia (gout). In addition, certain administrative matters received shareholder approval and a key Cardiome scientific advisor, Dr. Eduardo Marban of Johns Hopkins University presented the scientific background of Cardiome's oxypurinol program.

In his presentation to shareholders, Cardiome's President and CEO Mr. Bob Rieder said the Company had in the past year strategically focused on developing drug treatments for expanding cardiovascular markets and closely associated opportunities. Operationally, Cardiome's key focus in 2001 had been the successful advancement of its lead anti-arrhythmia drug RSD1235, and the year ended with Phase II efficacy testing of the drug underway. The Company also continued to strengthen its management team by the appointment of cardiovascular researcher Dr. Barry Johnson as Director of Pharmacology and veteran cardiovascular researcher and pharmaceutical-sector entrepreneur Dr. Alan Ezrin as Chief Scientific Officer.

In March 2002, Cardiome closed a $31-million financing and acquired Paralex Inc., a private New York company. The acquisition provided the Company with a second area of cardiovascular therapeutic focus: the research and development of drugs, specifically oxypurinol, a xanthine oxidase inhibitor, to treat congestive heart failure. This opportunity derives from the work of Dr. Marban whose patents were acquired from Paralex as part of the acquisition.

"Our vision is to create a world-leading cardiovascular drug company," said Mr. Rieder. "Cardiome is now well capitalized to progress key projects to the next levels of clinical testing. We await with excitement the results from our ongoing Phase II clinical trials for RSD1235 and we look forward to commencing Phase II trials of oxypurinol in congestive heart failure and gout," continued Mr. Rieder.

Cardiome also announced earlier this month that it had exercised its option to acquire from ILEX Oncology Inc. rights to clinical trial data for oxypurinol for the treatment of gout in allopurinol-intolerant patients. ILEX completed an open-label Phase II clinical study on Oxyprim for the treatment of patients with gout who are intolerant to allopurinol, the first-line therapy for gout. Patient treatment has largely been completed and trial data had been transferred to Cardiome.

In looking toward the future, Mr. Rieder indicated that Cardiome would undertake development of oral oxypurinol for congestive heart failure and for allopurinol-intolerant gout patients. He also indicated that partnering activities continue with the Company scheduled to meet with several firms. The Company expects to be in a position to secure a partnership within a year.

In his presentation to the annual meeting, Cardiome scientific advisory board member Dr. Eduardo Marban focused on the scientific background of using xanthine oxidase inhibitors in cardiovascular disease. Dr. Marban presented the results of mechanism of action experiments, and both pre-clinical and clinical data relating to congestive heart failure.

Also at the annual meeting, shareholders approved the appointment of eight directors nominated by management. These are Mark Rogers, M.D., Robert Rieder, MBA, Alan Ezrin, Ph.D., Michael Walker, Ph.D., Kim Sun Oh, C.P.A., Elizabeth Rogers, M.D., Fred Mermelstein, Ph.D. and Ralph Snyderman, M.D.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. The Company's mission is to prevent and treat cardiovascular disease. The Company has four drug programs focused on arrhythmias and congestive heart failure. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMRF). Further information about Cardiome can be found at www.cardiome.com.
----------------

FOR FURTHER INFORMATION:
Cardiome Pharma Corp.
Ian Harper, Director of Investor Relations
(604) 222-5577 ext. 705,
Email: iharper@cardiome.com
       --------------------
Website: www.cardiome.com



Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

/s/ Robert Rieder


President & Chief Executive Officer

                                                                      Exhibit 20


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Corp.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          May 27, 2002

Item 3.   PRESS RELEASE

          May 27, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announced that it has completed its annual general meeting, reporting to its shareholders on the accomplishments of the past year. The shareholders of the Issuer approved the appointment of eight directors nominated by management and certain other administrative matters.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated May 27, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of May, 2002.

                                     CARDIOME PHARMA CORP.
                                     Per:

                                           /s/ Christina Yip
                                           -------------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                                      Exhibit 21

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

                FOR IMMEDIATE RELEASE   TSX: COM,  NASD BB: COMRF

     CARDIOME APPOINTS DR. ALAN MOORE AS EXECUTIVE VICE PRESIDENT OF CLINICAL
     ------------------------------------------------------------------------
                        DEVELOPMENT AND REGULATORY AFFAIRS
                        ----------------------------------

Vancouver, Canada, May 28, 2002 - Cardiome Pharma Corp. (TSX: COM; OTCBB:
COMRF) today announced that Alan F. Moore, Ph.D., has been appointed Executive VP of Clinical Development and Regulatory Affairs. Dr. Moore will be responsible for overseeing and implementing Cardiome's clinical programs in concert with the company's mandate to develop cardiovascular drugs.

Dr. Moore brings extensive cardiovascular expertise to the Company's development team. He has extensive clinical development experience and 23 years of senior management experience in pharmaceutical R&D. He has spent the past eight years in late stage clinical development in cardiovascular medicine, including filing an NDA on Procter & Gamble's lead antiarrhythmic compound, Azimilide.

Dr. Moore obtained a Ph.D. in pharmacology in 1974 from the University of Aston in Birmingham, England. From 1977 to 1979 he was Assistant Professor of Pharmacology at the Institute for Cardiovascular Studies and Department of Pharmacology at the University of Houston. From 1979 to 1982 he was Unit Leader, Pharmacology and Senior Research Scientist at Norwich Eaton Pharmaceuticals. Following the acquisition of Norwich Eaton by Procter & Gamble, Dr. Moore had increasing senior responsibilities as Section Chief, Director of Research, Director of New Drug Development before assuming his most recent role from 1998 to 2002 as General Manager, Cardiac R&D.

Dr. Moore has planned and directed numerous clinical programs in cardiovascular development. He has co-ordinated the development of Azimilide, which included management of a major Phase III mortality study as well as a Phase II study for Pexelizumab, a humanized mono clonal antibody for acute cardiac care.

"We are very pleased to be able to recruit a leading expert of Dr. Moore's capability," said Dr. Alan Ezrin, Cardiome's Chief Scientific Officer. "His experience adds depth to our team and will allow us to accelerate Cardiome's success in building our unique cardiovascular company. His decision to join the Company validates our science and management and his experience will be extremely valuable as we advance our clinical programs."

"I'm delighted to be part of the Cardiome team," said Dr. Moore. "I'm attracted to this skilled and visionary group by the caliber of its science, its dedication and its enthusiasm to succeed. My mandate is to directly enhance Cardiome's capabilities in the rapid development of RSD1235 and in its new approach to the management of congestive heart failure."

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. The Company's mission is to prevent and treat cardiovascular disease. The Company has five drug programs focused on arrhythmias and congestive heart failure and gout. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMRF). Further information about Cardiome can be found at www.cardiome.com.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

/s/ Robert Rieder


President & Chief Executive Officer
For more information:
Cardiome Pharma Corp. Contact
Ian Harper, Director of Investor Relations
T: (604) 222-5577 ext. 705
E: iharper@cardiome.com

                                                                      Exhibit 22


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Corp.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          May 28, 2002

Item 3.   PRESS RELEASE

          May 28, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announced the appointment of Alan F. Moore, Ph.D. as Executive Vice President of Clinical Development and Regulatory Affairs.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated May 28, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of May, 2002.

                                     CARDIOME PHARMA CORP.
                                     Per:

                                           /s/ Christina Yip
                                           -------------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.